Form 20-F
period 1997-12-31
DENISON INTERNATIONAL PLC
filed 1998-04-03
CIK 1042598

------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
      ---        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
      ---             (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                          OR
      ---         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       X                  SECURITIES EXCHANGE ACT OF 1934
      ---             For the fiscal year ended December 31, 1997
                                          OR
      ---         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      ---                    SECURITIES EXCHANGE ACT OF 1934
                      For the transition period from ---------------------
                                   to -------------------
                         Commission file number: 000-29358
                            Denison International plc
------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                England and Wales
------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 OQH
                                     England
------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                         Name of each exchange on which
                                                      registered
-------------------                         ----------------------------------
     None                                                  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

  American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share
------------------------------------------------------------------------------
                              (Title of Class)

    Securities for which there is a reporting obligation pursuant to
                        Section 15(d) of the Act.

                                   None
------------------------------------------------------------------------------
                             (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               11,057,700 Ordinary Shares, $0.01 par value
            7,015 `A' Ordinary Shares, (pound)8.00 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes  ---           No  ---
                                X
                               ---               ---


Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17         ---     Item 18       ---
                                                      X
                               ---                   ---


-------------------------------------------------------------------------------

                                   TABLE OF CONTENTS
                                                                      Page
                                                                      ----
PART I

  Item 1.  Description of Business...........................................2

  Item 2.  Description of Property...........................................12

  Item 3.  Legal Proceedings.................................................12

  Item 4.  Control of Registrant.............................................13

  Item 5.  Nature of Trading Market..........................................13

  Item 6.  Exchange Controls and Other Limitations Affecting
           Security Holders..................................................14

  Item 7.  Taxation..........................................................14

  Item 8.  Selected Financial Data...........................................23

  Item 9.  Management's Discussion and Analysis of Financial
             Condition and Results of Operations.............................25

  Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.......30

  Item 10.  Directors and Officers of Registrant.............................31

  Item 11.  Compensation of Directors and Officers...........................32

  Item 12.  Options to Purchase Securities from Registrant or
            Subsidiaries.....................................................33

  Item 13.  Interest of Management in Certain Transactions...................33

PART II

  Item 14.  Description of Securities to be Registered.......................34

PART III

  Item 15.  Defaults Upon Senior Securities..................................34

  Item 16.  Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds..................................34

PART IV

  Item 17.  Financial Statements.............................................34

 Item 18.  Financial Statements.............................................34

  Item 19.  Financial Statements and Exhibits................................34

        As used herein, references to the "Company" and "Denison" refer to Denison International plc and its subsidiaries, unless the context indicates otherwise.

         References to Shares herein refer to (i) the Ordinary Shares of Denison, $0.01 par value per Ordinary Share (the "Ordinary Shares") and (ii) Denison's American Depositary Shares, each of which represents one Ordinary Share ("ADSs"). The ADSs are evidenced by American Depositary Receipts ("ADRs").

         Denison publishes its financial statements in U.S. dollars. In this Form 20-F, references to "dollars" or "$" are to U.S. dollars and references to "pounds sterling," "(pound)" or "p" are to UK currency. Except as otherwise stated herein, all monetary amounts in this Form 20-F have been presented in dollars.

         The Company publishes annual reports containing annual audited consolidated financial statements and opinions thereon by independent public auditors. Such financial statements are prepared on the basis of generally accepted accounting principles in the United States ("US GAAP") expressed in U.S. dollars. The Company has published quarterly updates and semi-annual reports containing unaudited financial information prepared on the same basis as its audited US GAAP consolidated financial statements.

         The discussion below contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company's actual result, performance or achievements in fiscal 1998 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in Item 1 of this Form 20-F, as well as those discussed elsewhere in this Form 20-F. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

                            PART I

Item 1.  Description of Business.

                           BUSINESS
Overview

         Denison designs, manufactures, sells and services highly-engineered components for use in hydraulic fluid power systems, as well as complete hydraulic fluid power systems. Hydraulic systems, which are part of larger pieces of machinery and equipment, provide the force to move and position very heavy materials and equipment as well as the precision to move and position very light loads with a high degree of accuracy. The components manufactured by the Company for these systems include hydraulic pumps, motors and valves. Many of Denison's products are designed to be used under demanding conditions, such as elevated pressure, high temperature, variable speed and low decibel levels. The Company sells its products globally to a diverse group of end-users for use in a broad array of industrial applications, such as machine tools and material handling equipment, various mobile applications, such as construction, agricultural and utility equipment, and in marine applications, such as military equipment.

         The Company focuses on the specialty segment of the hydraulic power market and works closely with its customers to meet their specified performance objectives. Denison's product offerings include a wide variety of piston pumps and motors; vane pumps and motors; pressure, directional and proportional valve products; and electronic control products. Denison's products enjoy excellent brand recognition and significant market share in certain sectors of the market targeted by the Company. The Company markets and sells its products primarily through a global network of regional sales and service subsidiaries, independent fluid power equipment distributors and, to a lesser extent, directly to end-users. In the United States, the Company relies primarily on independent fluid power distributors which also distribute other products that do not generally compete with Denison's. In Europe and Asia, Denison primarily sells its products directly to OEMs through its regional sales and service subsidiaries.

         Denison, whose operations date back to the early 1930s, is a pioneer in the hydraulic products market. The Company's long history of innovation can be traced back to its first product, the hydraulic-powered car pusher, a revolutionary development which led to widespread application of hydraulic power as a solution for numerous industrial and mobile requirements. Denison's research and development efforts have resulted in its being granted approximately 600 patents since its inception. The business of the Company was acquired by its present owners in 1993 from Hagglund & Soner AB. The Company has conducted business under the "Denison" name since 1932.

         The Company was incorporated in England and Wales as a private company limited by shares in March 1993 and was re-registered as a public limited company on July 28, 1997. On August 8, 1997, the Company completed an initial public offering in which it issued and sold 450,000 Ordinary Shares at $16.00 per share. The net proceeds from the offering were $4,480,000.

         The Company's principal executive offices are located at Masters House, 107 Hammersmith Road, London W14 0QH, England and its telephone number is 011-44-171-603-1515. The Company's U.S. headquarters is located at 14249 Industrial Parkway, Marysville, Ohio 43040.

Industry Overview

         Hydraulics, or fluid power, is a motion control technology that is used to transfer and control force and power through fluids under pressure. Hydraulic systems are typically comprised of a pump, valves, manifolds and actuators. Pumps are used to move fluid from one location to another. Pressure is generated when the fluid encounters resistance. Valves and manifolds control the flow of fluids, and actuators, such as cylinders and rotary motors, convert pressure into mechanical energy.

         Hydraulic systems offer greater flexibility of layout, compact design and higher performance-to-weight ratio than other forms of motion control, such as mechanical and electrical systems. Hydraulic systems provide the force to move and position materials and equipment weighing several tons as well as the precision to move and position very light loads with a high degree of accuracy. For example, hydraulics is a tool powerful enough for heavy-duty steel production in blast furnaces and precise enough for handling of steel ingots in a stamping mill. As a result, hydraulic systems are integral to a wide variety of industrial, mobile and marine applications. Although generally not noticed by most end-product users, virtually every production process uses hydraulic power as does almost every machine, vehicle and aircraft.

         The hydraulic pump and valve market is a highly-fragmented, multi-billion dollar worldwide industry. The hydraulics market is divided broadly into two product segments: specialty and commodity. The specialty segment is comprised of highly-engineered, high-performance, specialized hydraulic products, which are generally more complex and used in demanding applications. Specialty products tend to be less price sensitive, generally have higher margins and are more likely to utilize servicing and maintenance. The commodity segment is comprised of lower performance products which are sold for use in price-sensitive applications.

         Demand and growth in different application sectors of the hydraulics industry have typically been driven by various external economic factors. The industrial sector of the hydraulics industry has typically been affected by the cyclicality of the overall economy. Sales of mobile hydraulic systems and components have been driven by infrastructure development factors such as construction and new housing starts. Sales of marine systems have been largely influenced by military expenditures and, thus, are less affected by cyclical economic factors. Demand and growth in each of the industrial, mobile and marine sectors of the hydraulics market are also affected by the replacement cycle of the hydraulic products.

Products

         The Company designs, manufactures, sells and services a broad range of components for use in hydraulic fluid power systems, as well as complete hydraulic fluid power systems, for applications with high reliability, performance, precision and durability requirements. The Company's primary products are piston pumps and motors, vane pumps and motors, and valves. In 1997, piston pumps and motors accounted for 36.4% of the Company's net sales, vane pumps and motors accounted for 30.4% of the Company's net sales and valves accounted for 24.1% of the Company's net sales. In addition, the Company manufactures electronic control products and certain other components and accessories used in hydraulic systems. Other products sales accounted for 9.1% of the Company's net sales.

         The markets served by the Company are substantial and diversified, with no single customer accounting for 4% or more of its net sales in 1997. The Company's products are used in many different industrial, mobile and marine applications, including mining machinery, drilling equipment, excavators, cranes, machine tools, die casting and plastics processing machinery.

Pumps and Motors

         Hydraulic pumps include piston pumps and motors, which provide adjustable flow and variable displacement, and vane pumps and motors, which provide continuous flow and fixed displacement. Each type of pump or motor is suitable for particular uses, depending upon variables such as speed, pressure, operating temperature, noise level, life expectancy and cost. Piston pumps and motors are used in tractors, tanks, machine tools, sophisticated winches, such as anchors on a ship or deck cranes on an aircraft carrier, as well as in other products with complex performance requirements, such as varying or multiple speeds or pressures. Vane pumps and motors are used in less complex applications generally requiring low noise levels but little or no variation in flow, such as refuse trucks, cranes and large presses.

         All hydraulic pumps operate on the displacement principle in which a fluid (typically petroleum-based oil) is transferred from an inlet (suction port) into a mechanically-sealed, low-pressure chamber and subsequently, to a high-pressure chamber having the outlet (pressure port). The transfer of the fluid inside the pump can be accomplished by the movement of screws, gears, vanes or pistons which compact the fluid and create pressure.

         Hydraulic motors operate on a principle which is the reverse of the hydraulic pump process, absorbing hydraulic flow and pressure and converting them into mechanical energy and rotary motion. This rotary motion can then be used for various industrial applications, including the rotation of the wheels of a mobile loader, driving winches on mobile crane systems or turning the rollers on a conveyer belt.

         Pumps and motors operate in either an open- or closed-loop system. In an open-loop system, the hydraulic fluid is drawn into one or more pumps to produce flow and then travels to a number of different actuators performing independent functions. For example, an industrial conveyor belt system, involving many unrelated functions, may use an open-loop system. In a closed-loop system, the pump is dedicated to a single motor or set of motors performing a single function. Unlike in an open-loop system, in which the hydraulic fluid goes to a storage "reservoir" after passing through the motor, in a closed-loop system, the oil returns to the pump before being transferred back to the motor. The closed-loop system enables the flow direction of the hydraulic fluid to be reversed while the system is operating. This, in turn, allows for rapid changes in direction and speed of the motor which is useful in applications such as rotating the wheels of a front-loader. In general, piston pumps are specifically manufactured for use in either an open-loop or closed-loop system, while vane pumps are typically used only in open-loop systems. A motor can generally be used in either an open- or closed-loop system.

         Piston Pumps and Motors. Piston pumps are distinguished from vane pumps by their ability to produce variable displacement; the amount of hydraulic fluid passing through the pump, and thus the pressure generated by the hydraulic system, can be varied to meet the changing requirements of the application. Variable displacement generally reduces the cost of operating the hydraulic system because the pump can operate at lowered displacement when the system requirements are lowered, thus saving energy. Piston pumps are also typically used with high horsepower applications because their design enables them to operate at greater pressures than vane pumps.

         Denison manufactures a full range of piston pumps which operate at pressures as high as 7,250 pounds per square inch ("psi") and which vary in size from 0.9 cubic inches to 38.9 cubic inches, and in displacement from 11 to 303 gallons per minute ("gpm"). Denison is particularly well-known in the hydraulics industry for its large-size piston pumps, such as the larger piston pumps in the Company's Gold Cup Series and in the Premier Series. Denison is one of very few manufacturers that offers very large piston pumps as a standard, rather than a custom-made, product. Denison's large-size piston pumps are distinguished from those of its competitors by its proprietary "barrel-bearing" design, which enables the pump to run in a stable condition at high speed and pressure. Management believes the "barrel-bearing" design gives the larger Denison piston pumps a sturdier construction than other piston pump designs, resulting in a longer life cycle in severe duty applications such as heavy mining equipment and aircraft carrier steering systems.

         All Denison piston pumps are manufactured at the Company's Marysville, Ohio facility. During 1997, the Marysville plant produced and shipped in excess of 16,000 units.

         Vane Pumps and Motors. Vane pumps and motors are ideal for applications which require a fixed displacement in which the pressure produced does not need to be adjusted during operation. Vane pumps and motors typically produce a low noise level and are ideal for applications which require low noise output, such as garbage trucks, injection molding machines and other devices found in workplaces where OSHA regulations mandate reduced noise levels. In addition, due to their simpler design, vane pumps and motors are less susceptible than piston products to contamination from impurities in the hydraulic system, a feature that makes vane pumps and motors ideal for use in steel production and mining, which produce many contaminants.

         Denison is the second-largest manufacturer of vane pumps in the world in terms of net sales. The Company produces a full range of vane pumps and motors which operate at pressures in excess of 4,500 psi and which vary in size from 0.35 cubic inches to 16 cubic inches, and in displacement from 1 to 250 gpm. Denison's newest vane pump product is the T7, which is in the prototype stage. The T7 is designed for use in industrial applications, and offers less noise and leakage and higher operating pressure than earlier vane pump models.

         Denison's vane pumps are recognized as among the strongest products in the hydraulics industry and are distinguished from competitors' vane pumps by Denison's double-lip design, in which the vane is in contact with the cam ring at two points rather than at one as with the single-lip design. This double-lip design makes Denison's vane pumps less susceptible to contamination than single-lip pumps. The Company believes that no other manufacturer currently offers the double-lip design, a feature of all vane pumps manufactured by Denison since the 1940s.

         All Denison vane pumps are manufactured at the Company's Vierzon, France facility. During 1997, the Vierzon plant produced and dispatched in excess of 60,000 units.

Valves

         Valves function by changing the size or direction of the orifice through which the pressurized fluid passes as it travels from the pump to the piston or motor. This function provides control over the direction, pressure and flow of the pressurized fluid depending upon the requirements of the system in which the valve is operating. Often, electronic controllers are used to control the size and direction of the valve orifice.

         Denison manufactures four basic types of valves: directional control valves which alter the path of pressurized fluid through the hydraulic systems; pressure control valves which regulate the pressure of the hydraulic fluid; flow control valves which match the hydraulic fluid's flow with the requirements of the system; and check valves which allow fluid to pass in one direction and not the other. Denison's valves are used in a variety of commercial settings, including injection molding, metal and material forming, mobile equipment such as cranes, and marine systems such as ship-mounted winches.

         Denison is one of the few manufacturers of flange mounted pressure control valves, a design which enables the valve to be attached directly to another hydraulic component, such as a pump or a motor. Most competitors' valves must be connected to the associated component with hydraulic lines, which tend to be more expensive and are less effective at controlling leaks than flange mounting.

         All Denison valves are manufactured at the Company's Hilden, Germany plant, with the exception of the proprietary design smaller directional control valves, which are manufactured for the Company pursuant to an agreement with a Czech company, a line of pressure control valves, manufactured for Denison by a Swiss company, and a line of cartridge valves, manufactured for Denison by an English company. In each case, the manufacturing company produces the valves using Denison's specification. During 1997, the Hilden factory supplied approximately 210,000 units, of which approximately 120,000 were manufactured at the Hilden factory.

Electronics

         Denison manufactures electronic controllers to be used with its piston pumps and motors. Electronic controllers act as an interface between a hydraulic component and the master controls of the hydraulic system operator and as a protective device against unusual and potentially damaging signals from the hydraulic system.

         The Venus Controller is Denison's newest and most sophisticated microprocessor-based controller. It is programmed and adjusted with a personal computer or other small computerized device, providing faster response and greater accuracy than older analog devices. The Venus Controller is distinguished from many competitors' controllers by its ability to simultaneously control several different hydraulic functions or components. For example, it can control both open-loop and closed-loop functions, whereas many competitors' products require different controllers for each of these functions. This simplifies the control and adjustment of hydraulic systems.

         The Venus Controller is manufactured at the Marysville, Ohio facility. The other Denison controllers are manufactured at the Marysville, Ohio facility and the Hilden, Germany facility.

Service

         The Company provides a full array of aftermarket services, consisting primarily of upgrades and replacement of its own and other manufacturers' hydraulic related products and systems, and to a lesser extent field service, repairs and maintenance. The Company provides these aftermarket services through its own regional sales and service subsidiaries and through its network of independent fluid power equipment distributors.

         Denison's large installed customer base provides it with significant aftermarket sales of spare parts and services. In the past, the highest level of aftermarket service has been piston pumps which tend to be more complex and require more maintenance than vane pumps. Approximately 100,000 piston pumps and 250,000 vane pumps have been manufactured by Denison and are currently in use and therefore may be subject to service. In 1997, 11.2% of the Company's net sales were derived from aftermarket services, primarily the sales of spare and replacement parts.

Product Development

         Denison has a long history of emphasizing research and development, dating back to the formation of the Company in 1932. Denison was an early technological leader within the hydraulics industry and has been granted approximately 600 patents since the Company's inception. Denison has remained strongly committed to being on the forefront of technological innovation, as evidenced by the Company's continuing focus on development of new products and enhancements to existing products.

         As of December 31, 1997, Denison's research and development staff consisted of a total of 42 employees. Twenty-one of these employees conduct research and development on piston pumps and motors at Denison's Ohio facility; ten focus on research and development related to vane pumps and motors at Denison's France facility; and eleven perform research and development on industrial valves at Denison's Germany plant. The main activities of the research and development staff involve modifying and improving existing products and designing variations of existing products to suit specific customer needs. A smaller portion of their time is spent on developing new concepts and new product designs. Denison currently has no plans to significantly change the number of its R&D employees. Denison incurred research and development costs of $2.3 million, $2.6 million and $3.2 million in the years ended December 31, 1995, 1996 and 1997, respectively.

Manufacturing and Suppliers

         The Company's production facilities are located in Marysville, Ohio, Vierzon, France and Hilden, Germany. The Marysville plant manufactures piston pumps and motors, the Vierzon plant manufactures vane pumps and motors, and the Hilden plant manufactures valves. The manufacturing plants have undergone significant upgrading and rationalization in recent years and are now in superior manufacturing condition. Currently, the facilities are operated in two to three shifts with the possibility of increasing capacity with existing machinery by increasing working hours. Approximately 34% of the manufacturing workforce is dedicated to the production of piston pumps and motors, 43% to the production of vane pumps and motors and 23% to the production of valves. Each facility is equipped with testing equipment to maintain the Company's high quality control standards. Both the Vierzon and Hilden facilities are ISO9001 certified and the Marysville facility is working toward ISO certification.

         The Company manufactures in-house virtually all of the high value-added or quality critical components such as the rotating groups, body components and controls used to build its products. The Company has computerized numerically controlled type flexible machinery and equipment that is organized in a series of work cells, utilizing just-in-time production scheduling techniques. The Company has spent $20.0 million on new production equipment in the last four years. As a result of these investments, significant gains in productivity efficiency have been realized since 1993. Management believes that the improvement programs in progress will further add to efficiency and promote cost reductions, particularly in piston pump and valve production.

         The Company's ability to produce components to high-level standards of complex design makes it difficult for competitors to offer products of equal performance for certain demanding applications. Modern and innovative machining practices are employed to produce a wide array of products, while assuring process control. The Company also utilizes specialized and precision grinding methods that allow superior speed, precision and efficiency, and innovative fabrication and manufacturing processes All manufacturing processes employed are well proven and support the Company's efforts to produce products that are both highly durable and reliable.

         The primary products purchased from suppliers are castings (all products), solenoids (valves), turned parts (valves), steel bars (vane and piston), bearings (vane and piston), brass (piston) and shafts. The Company has implemented an aggressive program of consolidating suppliers of component parts and raw materials. This program has resulted in an increased supply of component parts, improved quality, and reduced costs of production materials. Currently, there are few common suppliers between the different manufacturing facilities. Management anticipates that the continuation of this program will yield additional savings in the future.

         The Company's operations involve the handling and use of substances that are subject to foreign, Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air, and water and establish standards for their storage and disposal. The Company is not involved in any pending or threatened proceedings that would require curtailment of its operations because of such regulations. The Company believes that it is in material compliance with all of such laws in the United States, and it continually expends funds to assure that it remains in material compliance. Recent investigations of the Company's European facilities have identified areas of contamination and practices which may be in violation of applicable regulations. Compliance with foreign and domestic environmental laws has not had, and is not expected to have, any material effect on the Company's earnings or competitive position.

Sales and Marketing

         Denison has an extensive and well-trained international sales network comprised of 15 regional sales and service subsidiaries and 193 independent fluid power equipment distributors in 52 countries. Distributors buy products from the Company and resell them to end-users. To a small extent, other manufacturers' products are distributed through the Company's channels, however, the Company's distributors do not typically carry products which compete with the Company's products. Denison's sales and service subsidiaries are full service offices engaged in the customized modification, design, manufacture, packaging, sale and servicing of the Company's hydraulic components and systems. Typically, the sales and service subsidiaries as well as the distributors are staffed with professional engineers who are capable of designing hydraulic systems to meet the requirements of customers' applications. The network is divided into three main geographical regions: Europe, North America and the Asia-Pacific region.

         The Company has a particularly strong sales and marketing network in the United States, which is comprised of 44 sales and marketing employees in 10 states, as well as 27 independent distributors. Direct sales to OEMs and the government account for approximately 46% of total U.S. net sales, with the balance of U.S. net sales effected through distributors.

         Denison's regional sales and service subsidiaries are located in 15 countries around the world, including Germany, the United Kingdom, France, Italy, Scandinavia, Spain, Singapore, Hong Kong, Japan and Australia. Denison's plants sell pumps and valves to its regional subsidiaries, which maintain small inventories of the components and parts with the highest customer demand. Each of the regional subsidiaries has the capacity to modify or convert pumps, motors and valves on-site to meet specific needs of customers, thus allowing the subsidiaries to offer a flexible product line without maintaining an extensive inventory. The regional subsidiaries also have sophisticated test rigs to permit on-site diagnosis and repair of Denison products. Together with the additional 193 distributors throughout the world, the regional subsidiaries constitute an international sales network providing extensive support in application engineering, service and repair parts for Denison products worldwide.

         OEMs and distributors are normally updated with technical developments through meetings, training sessions and product brochures, while promotion efforts to other customers are handled by the distributors themselves. The OEMs prefer to purchase all their required equipment from a single source supplier. In order to capitalize on this trend, the Company intends to become a full range supplier within chosen niches in various market sectors. These chosen niches include metal forming, material forming, capital plant and machine tools in the industrial sector; earthmoving and construction, special purpose machinery (including mining) and agriculture in the mobile sector; and a number of applications in the commercial and military marine sector. These have been selected not only on the basis of fit with existing products, but also on the basis of product overlap and management's expectation of above-average growth in demand for these products in the foreseeable future. Management estimates that it is possible for Denison to increase its presence as a full range supplier within these niches through relatively few additions to its existing product range.

Customers

         Denison's broad base of well-known customers in the hydraulics industry in the United States, Europe and the Asia-Pacific region attests to the high reliability and quality of the Company's products. In 1997, Denison's top ten OEM and direct end-user customers accounted for approximately 12% of net sales, and the top ten customers overall accounted for under 20% of net sales. The markets served by the Company are substantial and diversified, with no single customer accounting for more than 4% of the Company's net sales in 1997.

         The Company's products are primarily utilized in industrial, mobile and marine applications. Industrial applications involve equipment that generally is stationary in factories or processing plants, such as presses, injection molding equipment, power units, drilling equipment, test stands, mining machinery, metal-forming and metal-cutting machinery and machine tools. The requirements of the industrial marketplace are more demanding than most mobile applications since industrial equipment typically operates at significantly higher cycles. The Company's products are designed to meet these operating imperatives. Denison's industrial customers include Cincinnati Milacron (machine tools and injection molding equipment); Ingersoll-Rand and Driltech (rotary drills); General Electric and Solar Turbines (power generation); Harris Waste Management and Kershaw Manufacturing (presses and boilers); and Husky (injection molding equipment).

         Mobile applications involve equipment that generally is not fixed in place, such as construction, demolition, agricultural, mining, lumber and pulp harvest, and utility equipment. These industries tend to place a premium on considerations of space, weight and cost. Mobile customers include Komatsu (construction equipment); Case and Volvo (wheel loaders); Plasser & Theurer (railroad repair machinery); and PPM Crane (mobile cranes and excavators).

         Marine applications involve equipment used on sea vessels by both commercial and military end-users, such as anchors, ship-mounted winches and deck cranes on aircraft carriers. Marine customers include the U.S.
Navy and Hepburn Engineering.

         End users who purchase the Company's products through distributors include Bethlehem Steel and Kaiser Aluminum (primary metals); Boeing and Textron (aerospace); Boise Cascade and Roseberg Forest Products (pulp and paper industry); and Westinghouse and Stewart & Stevenson (power generation). Other major customers include large OEMs such as Grove Manufacturing and Tamrock in the United States; Grange (France), Hagglund & Soner AB (Sweden),
Krupp (Germany) and MIR (Italy), in Europe; and IHI, Kawasaki and Mitsubishi in Japan.

Backlog

         The Company's backlog of unfilled firm orders was $26.6 million at December 31, 1997, compared with $26.4 million at December 31, 1996. The Company estimates that approximately 98% of the December 31, 1997 backlog will be filled by December 31, 1998.

Competition

         The hydraulics industry is highly fragmented and intensely competitive. The Company competes primarily on the basis of the performance, quality and durability of its products, as well as the availability of aftermarket support through its regional sales and service subsidiaries and through its network of independent fluid power equipment distributors.

         The Company competes with divisions of large corporations, such as Rexroth and Vickers, and divisions of Parker Hannifin and Bosch, as well as companies with more limited product lines. Some of the Company's competitors are larger and have greater financial and other resources than the Company and thus can better withstand adverse economic or market conditions as compared to the Company. In addition, companies not currently in direct competition with the Company may introduce competing products in the future.

         The Company has a large number of competitors, some of which are full-line producers and others that are niche suppliers like the Company. The most significant competitors market globally. In addition, the Company faces competition from a number of local companies in regional markets. Full-line producers have the ability to provide integrated hydraulic systems to customers, including components functionally similar to those manufactured by the Company. There has been some consolidation activity in recent years, with large, full-line producers filling out their product lines with the acquisition of smaller, privately held producers. The Company's main competitors by product include Rexroth, Oilgear, Hydrakraft and Parker Hannifin (piston products); Vickers, Atos and Parker Hannifin (vane products); and Rexroth, Bosch, Vickers, Atos and Parker Hannifin (valve products).

Employees

         As of December 31, 1997, the Company had 954 full-time employees, including 496 employees in manufacturing and operations, 42 employees in product development, 206 employees in sales and marketing and 210 employees in management and administration. In addition, the Company utilizes the services of approximately 22 temporary employees. Of the Company's full-time employees, 278 are working in the United States, 172 in Germany, 277 in France and the remainder in the Company's sales and service facilities. The Company has not experienced any work stoppage and considers its relations with its employees to be satisfactory.

         There is a collective bargaining agreement with the International Association of Machinists and Aerospace Workers Local Lodge 427, which covers all hourly-paid production and maintenance employees (149 employees overall) at the U.S. facility and expires in June 1999. Management at the U.S. facility knows of no grievances which are likely to threaten work stoppage. The French facility has a collective bargaining agreement, the "Convention Collective de la Matallurgie," which covers all employees and is mandatory in French companies which engage in activities such as Denison's. The non-management personnel are represented by several unions. While the German facility is not directly subject to collective bargaining agreements, it does adopt certain provisions of collective bargaining agreements applicable to the metalworking industry in its employment contracts. Such provisions relate to matters such as working conditions, wages and year-end bonuses. Management at each of the facilities believes labor relations to be good.

Environmental Matters

         The Company's operations involve the handling and use of substances that are subject to foreign, federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their storage and disposal. A risk of environmental liability is inherent in manufacturing activities. The Company has recently completed investigation and cleanup efforts at two former U.S. facilities.

         Recent investigations of the Company's European facilities have identified areas of contamination and some practices which may be in violation of applicable regulations. The Company plans to follow-up these investigations to determine whether any remediation and/or any changes in current practices are necessary. There can be no assurance that remediation of these facilities will not be required or that fines or sanctions will not be imposed on the Company for violations of environmental law, if any are determined to exist. While management does not believe that compliance with environmental requirements is likely to have a material adverse effect on the Company, there can be no assurance that future additional environmental compliance or remediation obligations will not arise at one or more of the Company's facilities or that such obligations could not have a material adverse effect on the Company's financial condition or results of operations.

Patents and Trademarks

         The Company believes that the growth of its business is dependent upon the quality of its products, its ability to produce products that meet the requirements of its customers and its relationships in the marketplace, rather than the extent of its patents and trademarks. The Company currently has over 100 patents and has been granted approximately 600 patents since its inception. The loss of any single patent is not likely to have a material adverse effect on the Company's business, financial condition and results of operations.

Item 2.  Description of Property.

         Denison has administrative, sales and manufacturing facilities located in Marysville, Ohio; Vierzon, France; and Hilden, Germany. All three facilities are owned by the Company and occupy 170,000, 174,100 and 146,600 square feet, respectively. The Marysville plant manufactures piston pumps and motors, the Vierzon plant manufactures vane pumps and motors, and the Hilden plant manufactures valves. The manufacturing plants have undergone significant upgrading and rationalization in recent years and are now in superior manufacturing condition. Currently, the facilities are operated in two to three shifts with the possibility of increasing capacity with existing machinery by increasing working hours. Approximately 34% of the manufacturing workforce is dedicated to the production of piston pumps and motors, 43% to the production of vane pumps and motors and 23% to the production of valves. Each facility is equipped with testing equipment to maintain the Company's high quality control standards. Both the Vierzon and Hilden facilities are ISO9001 certified and the Marysville facility is working toward ISO certification.

         The Company also owns a sales and service facility in Wakefield, England. In addition, the Company leases or subleases facilities for its regional sales and service subsidiaries in the following countries: Australia, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Luxembourg, the Netherlands, Singapore, Spain, Sweden, the United Kingdom and the United States. The Company believes that its existing facilities are sufficient for its current needs, and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3.  Legal Proceedings.

         The Company is involved in certain legal proceedings incidental to the normal conduct of its business. The Company does not believe that any liabilities relating to any of the legal proceedings to which it is a party are likely to be, individually or in the aggregate, material to its consolidated financial position or results of operations.

Item 4.  Control of Registrant.

         The table below sets forth certain information with respect to the beneficial ownership of the Shares by the principal shareholders (each person or entity known to the Company to own beneficially ten percent or more of the shares) at March 1, 1998.


Title of Class      Identity of Person
                        or Group              Amount Owned (1)  Percent of Class
--------------   --------------------      -----------------    ----------------

Ordinary Shares     J. Colin Keith (2)         1,400,000           12.7%

Ordinary Shares     Anders C.H. Brag (2)       1,350,000           12.2%

Ordinary Shares     E.F. Gittes (2)            1,200,000           10.8%

Ordinary Shares     All directors and
                    executive officers
                    as a group
                    (8 persons) (3)           4,102,820            37.1%


(1) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the commission which deem shares to be beneficially owned by any person who has, or shares, voting or investment power with respect to the Ordinary Shares. Unless otherwise indicated, the commission believes based on information furnished by such persons, that the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned.

(2) Mr. Keith is Chairman of the board of Directors of the Company; Mr. Brag is managing Director of the Company; Mr. Gittes is a director of the Company.

(3) Includes an aggregate 74,070 Ordinary Shares held for the account of Christopher Mills, a director of the Company, and certain members of his family.



Item 5.  Nature of Trading Market.

         The principal trading market for the Company's securities is ADSs listed on the Nasdaq National Market. The Company's ADSs have traded in the U.S. since August 8, 1997 under the symbol "DENHY." Each ADS represents one Ordinary Share, par value $0.01 per Ordinary Share. Each ADS is evidenced by an ADR. Bankers Trust Company is the Depositary for the ADRs. As of December 31, 1997, 11,057,700 ADSs were held by 13 registered ADR holders. The largest holder, The Depository Trust Company, holds 4,381,440 shares representing 53 participants.

         The following table shows the high and low sales prices of the ADSs on the Nasdaq National Market for each quarterly period since the offering of the ADSs to the public in August 1997.

    Quarterly Period Ended                        Price per ADS (US$)
    ----------------------                        -------------------
                                                  High            Low
                                                  ----            ---


 September 30, 1997 (from August 7, 1997)         19.375          17.250
 December 31, 1997                                21.125          15.875

         At March 31, 1998, the last reported price for an ADS on the Nasdaq National Market was $18.50.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.

         Although there are currently no English foreign exchange control restrictions on the payment of dividends on the Ordinary Shares or the ADSs, under current English law, dividends may not be paid to the governments of Iraq or Libya (or persons exercising public functions in such countries) or to any resident of Iraq or any person treated as so resident (each of the foregoing, a "Prohibited Person").

         There are no restrictions under the Company's Memorandum and Articles of Association that limit the right of non-resident or foreign owners to hold the Company's securities, including the Ordinary Shares and the ADSs. However, under current English law, Ordinary Shares or ADSs may not be owned by a Prohibited Person.

Item 7.  Taxation.

         The following is a summary of certain material U.S. federal income and U.K. tax consequences for holders for of Ordinary Shares or ADSs. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, final, temporary and proposed regulations thereunder, published rulings and court decisions) and the tax law and practice of the United Kingdom, as well as on the Income Tax Convention between the United States of America and the United Kingdom (the "Treaty") and the Estate and Gift Tax Convention Between the United States of America and the United Kingdom (the "Estate Tax Treaty") all as in effect at the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

         For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Ordinary Shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States, or (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control substantial decisions of the trust. The term "United States" means the United States of America (including the States and the District of Columbia). A "Non-U.S. Holder" is any beneficial owner of Ordinary Shares or ADSs that is not a U.S. Holder.

         This discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of U.K. taxation other than income and capital gains taxation, inheritance taxation and stamp duty and stamp duty reserve tax. The discussion does not address the U.K. tax consequences for a U.K. resident or ordinarily resident person of owning, acquiring or disposing of ADRs evidencing ADSs or Ordinary Shares.

         In general, and taking into account the earlier assumptions, for U.S. federal income and U.K. tax purposes, beneficial holders of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADRs, and exchanges of Ordinary Shares for ADSs, and ADRs for Ordinary Shares, will not be subject to U.S. federal income or to U.K. tax apart from U.K. stamp duty and stamp duty reserve tax.

Taxation of Dividends

         The following is a summary of United Kingdom and United States taxation of dividends. The Company currently intends to retain all of its earnings to finance its operations and future growth and does not expect to pay any cash dividends in the foreseeable future.


United Kingdom Taxation

         Under U.K. tax law, the Company can pay two kinds of dividends--conventional dividends and foreign income dividends ("FIDs"). As a result of changes introduced by the Finance (No. 2) Act 1997, the Company will not be able to elect to pay a dividend as a FID on or after April 6, 1999, nor will any dividend paid on or after such date be deemed to be a FID. Any dividend, or portion thereof, which the Company has not elected to pay as a FID will normally be treated as a conventional dividend although, in certain circumstances, a dividend will be deemed to be a FID even though no such election has been made. The Company, however, does not intend to pay a dividend in such circumstances nor to make any such election and, therefore, this summary does not address the tax treatment of FIDs.

         No U.K. income tax is withheld from dividend payments by the Company. However, the Company is required when paying a dividend to account to the U.K. Inland Revenue for an advance payment of corporation tax ("ACT"), currently at the rate of 25%, of the amount of dividends paid to shareholders. ACT paid by the Company can generally be set against its liability to mainstream corporation tax, subject to certain limits and restrictions.

         An individual shareholder who is the beneficial owner of Ordinary Shares or ADSs and resident in the United Kingdom for U.K. tax purposes is for U.K. income tax purposes treated as having taxable income equal to the sum of the dividend paid to him, plus a tax credit equal to 25% of the amount of the dividend received (or 20% of the combined amount of the dividend and the related
ACT). The tax credit is set against the shareholder's U.K. income tax liability on the dividend and is treated as satisfying the shareholder's lower or basic tax liability in respect of the dividend or, if the individual is exempt from or not liable to U.K. income tax on the dividend, it is refunded to him. Shareholders liable to higher rate tax may be liable to pay further U.K. income tax on the dividend received. As a result of changes introduced by the Finance (No. 2) Act 1997, no refund of the tax credit will be made to individual shareholders in respect of dividends paid on or after April 6, 1999. Furthermore, although no change to the rate of ACT has been proposed, the rate of tax credits in respect of dividends paid by the Company on or after April 6, 1999 will be reduced. The tax credit will be equal to one-ninth of the dividend paid (or 10% of the aggregate of the dividend and the tax credit).

         Subject to certain exceptions, a U.S. Holder who is a resident of the United States for purposes of the Treaty will be entitled to a payment from the United Kingdom of the tax credit to which an individual resident in the United Kingdom would have been entitled (the "tax credit") subject to a U.K. withholding tax (the "withholding tax") equal to 15% of the sum of the dividend paid and the tax credit (the net amount being the "tax credit payment"). For purposes of the Treaty, a U.S. Holder generally will be considered a resident of the United States if the U.S. Holder is (i) any person, other than a corporation, resident in the United States for purposes of U.S. tax; but in the case of a partnership, estate or trust, only to the extent that the income derived by such partnership, estate or trust is subject to U.S. tax as the income of a resident, either in its hands or the hands of its partners or beneficiaries; and (ii) a U.S. corporation. For example, at current rates, a dividend of (pound)8.00 to such a U.S. Holder would result in a claim for a tax credit of (pound)2.00, making a total entitlement of (pound)10.00, but subject to a withholding tax of (pound)1.50, resulting in a net receipt (before any applicable U.S. taxes) of (pound)8.50.

         No tax credit payment is available, however, (i) to U.S. Holders whose holdings are effectively connected with either (a) a permanent establishment in the United Kingdom through which the U.S. Holder carries on a business in the United Kingdom or (b) a fixed base in the United Kingdom from which the U.S. Holder performs independent personal services, or (ii) to U.S. corporations which are also resident in the United Kingdom, or (iii) under certain circumstances to U.S. corporations at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or nationals of the United States. Further, special rules may apply if the U.S. holder (i) is a partnership, an estate or trust or (ii) is exempt from taxation in the United States on dividends paid by the Company. As a result of the reduction in the tax credit amount introduced by the Finance (No. 2) Act 1997 (discussed above), no tax credit payment will be available to U.S.
Holders in respect of dividends paid on or after April 6, 1999.

United Kingdom Refund Procedure

         It is anticipated that, if the Company decides to pay dividends and if at that time it is thought to be beneficial to U.S. Holders to do so, arrangements will be made by the Depositary of the ADSs so that, subject to certain exceptions, the tax credit payment (if any) will be made at the same time as and together with any dividend being paid to a U.S. Holder otherwise entitled to a tax credit payment (the "H Arrangements"), if where the ADSs are held directly by the registered U.S. Holder, the registered holder completes the declaration on the reverse of the dividend check and presents the check for payment within three months from the date of the issue of the check. If the U.S. Holder holds the ADSs through an account held by an agent, dealer or broker with the Depository, a similar declaration on behalf of the U.S. Holder must be made by the agent, dealer or broker.

         These arrangements are implemented at the discretion of the U.K. Inland Revenue and may be amended or revoked without notice. They do not apply to certain shareholders or U.S. Holders, including partnerships, certain investment or holding companies and bodies exempt from U.S. tax on the dividends received (apart from certain pension funds), estates or trusts with beneficiaries outside the United States and persons holding 10% or more of the class of shares in respect of which a dividend is paid, who must make a direct claim. Such U.S. Holders must, in order to obtain a refund of a tax credit payment, file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 C.B. 623 and Revenue Procedure 81-58, 1981-2 C.B. 678 (summarized below), a claim for a tax credit payment identifying the dividends with respect to which the tax credit was paid. Claims for tax credit payments must be made within six years of the U.K. year of assessment (generally the 12 month period ending April 5 in each year) in which the related dividend was paid, in accordance with the procedures set out below.

         The first claim by such U.S. Holder for a refund of a tax credit payment is made by sending the appropriate U.K. form in duplicate to the Director of the Internal Revenue Service Center with which the U.S. Holder's last federal income tax return was filed. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers' Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service (the "Service"), forms should be sent to the Service well before the end of the applicable limitation period. Any claim for a refund of a tax credit payment by a U.S. Holder after the first claim should be filed directly with the U.K. Inland Revenue, Financial Intermediaries and Claims Office, Fitz Roy House, P.O. Box 46, Nottingham NG2 1BD, England.

         U.S. Holders who are not resident or ordinarily resident in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

United States Federal Income Taxation

         U.S. Holders. Except as may be required under the CFC, foreign personal holding company or passive foreign investment company rules discussed below, under the U.S. federal income tax laws, U.S. Holders will include in gross income the gross amount of any dividend paid (before reduction for United Kingdom withholding taxes) by the Company out of its current or accumulated earnings and profits (as determined under United States federal income tax principles) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. Distributions in excess of the Company's earnings and profits will be treated, for U.S. federal income tax purposes, first as a non-taxable return of capital to the extent of the U.S. Holder's basis in the ADSs or Ordinary Shares, and then as gain from the sale or exchange of such ADSs or Ordinary Shares. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in the income of a U.S. Holder will be the dollar value of the pounds sterling payments made, determined at the spot pounds sterling/dollar rate on the date such dividend distribution is includible in the income of a U.S. Holder, regardless of whether that payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

         Subject to certain limitations, the U.K. tax withheld in accordance with the Treaty and paid over to the United Kingdom will be treated for U.S. federal tax purposes as a foreign income tax that may be credited against the U.S. Holder's federal income tax liability of the U.S. Holders. Under recently enacted legislation, no foreign tax credit is permitted to U.S. Holders who (i) have held their shares for less than 16 days during the 30 day period beginning on the date which is 15 days before the record date for the dividend, or (ii) to the extent the recipient of the dividend is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of the United Kingdom or under the Treaty, the amount of tax that is withheld will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the U.S. and generally will be classified as passive income (or, in the case of certain holders, financial services income) for purposes of determining the U.S. foreign tax credit limitation. In general, for tax years beginning after 1997, individuals with creditable foreign taxes of $300 or less ($600 in the case of a joint return) and who have exclusively passive foreign income may elect annually to be exempt from the foreign tax credit limitation rules. In lieu of claiming a U.S. foreign tax credit, the U.S. Holder may elect to claim a deduction for the U.K. tax withheld against such U.S. Holder's federal income.

         The rules relating to the determination of and the limitations relating to the U.S. foreign tax credit are complex and prospective investors should consult their own tax advisors with respect thereto.

         Distributions of additional Ordinary Shares to U.S. Holders with respect to their Ordinary Shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

         Non-U.S. Holders. Dividends paid to a Non-U.S. Holder in respect of Ordinary Shares or ADSs will not be subject to United States federal income tax unless such dividends are effectively connected with the conduct of a U.S. trade or business within the United States by such Non-U.S. Holder
(and are attributable to an office or other fixed place of business in the United States or a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of income from ordinary shares or
ADSs), in which case the Non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Taxation of Capital Gains

  United Kingdom Taxation

         Under the Treaty, each country may in general tax capital gains in accordance with the provisions of its domestic law. Under the present U.K. law, a U.S. Holder that is not resident (and, in the case of an individual, not ordinarily resident) in the U.K. for U.K. tax purposes and who does not carry on a trade, profession or vocation in the U.K. through a branch or agency to which the Ordinary Shares or ADSs are attributable will not be liable for U.K. taxation on capital gains or eligible for relief for allowable losses realized on the sale or other disposal (including redemption) of such Ordinary Shares or ADSs.

  United States Federal Income Taxation

         U.S. Holders. Upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Generally, such gain or loss will be capital gain or loss. Under recently enacted legislation, the maximum regular individual U.S. federal income tax rate on capital gains is 20% for assets held for more than 18 months and 28% for assets held for more than 12 months but not more than 18 months. Capital gains on the sale of assets held for one year or less are subject to U.S. federal income tax at ordinary income rates. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by the United Kingdom directly on the gain from such a sale or other disposition would generally be eligible for the U.S. foreign tax credit; however, because the gain would be U.S. source, the U.S. Holder might not be able to use the credit otherwise available because of the foreign tax credit limitation rules.

         Non-U.S. Holders. A Non-U.S. Holder will not be subject to United States federal income tax in respect of gain recognized on a disposition of Ordinary Shares or ADSs unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States or (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions apply. Effectively connected
gains  realized  by  a  corporate  Non-U.S.   Holder  may  also,  under  certain
circumstances, be subject to an additional "branch profits tax" at a 30% rate or lower rate as may be specified by an applicable income tax treaty.


  Passive Foreign Investment Company Considerations

         Special United States federal income tax rules apply to U.S. Holders owning shares of a "passive foreign investment company" ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value (or, if a CFC or if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Based on an analysis of current law and of its financial position, the Company believes that it is not a PFIC for United States federal income tax purposes and does not anticipate that it will become a PFIC in the foreseeable future, although no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner which affects the PFIC determination. If the Company were classified as a PFIC, a U.S. Holder could be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Ordinary Shares or ADSs or upon the receipt of "excess distributions", unless such U.S. Holder elected to be taxed currently on its pro rata portion of the Company's income (a "QEF Election"), whether or not such income was distributed in the form of dividends or otherwise. Under recently enacted legislation, for tax years beginning after 1997, U.S. Holders may elect to mark to market stock in a marketable PFIC (a "Mark to Market Election"). In general, U.S. Holders making a Mark to Market Election would be required to recognize as ordinary income or loss the difference between the U.S. Holder's adjusted basis in their PFIC shares and the fair market value of such shares. The Company intends to monitor its status under the PFIC rules and, in the event that the Company makes a determination that it is a PFIC for any taxable year, it will promptly notify its U.S. Holders of such determination and will provide its U.S. Holders with the required information necessary to make the QEF Election.

  Controlled Foreign Corporation Discussion

         Under Subpart F of the Code, a CFC is a foreign corporation that on any day of its taxable year is owned, directly, indirectly, or by attribution, more than 50%, by vote or value, by "U.S. Shareholders." For this purpose, a "U.S. Shareholder" is a U.S. person (as defined in Section 957(c) of the Code) who owns directly, indirectly or by attribution at least 10% of the total combined voting power of all shares entitled to vote of the foreign corporation.

         If a foreign corporation has been a CFC for an uninterrupted period of at least 30 days during the CFC's taxable year, a U.S. Shareholder who owns stock in the CFC on the last day in such year must include in income for his taxable year in which or with which the taxable year of the CFC ends, the total of (i) his pro rata share of the CFC's Subpart F income for such taxable year,
(ii) his pro rata share of the CFC's previously excluded Subpart F income withdrawn from investments in less developed countries for such year, (iii) his pro rata share of the CFC's previously excluded Subpart F income from foreign base company shipping operations for such year; and (iv) his pro rata share of the CFC's increase in earnings invested in U.S. property for such year. Amounts distributed by a CFC to U.S. Shareholders are tax free to the extent that such amounts have been previously taken into income by such U.S. Shareholders.

         A U.S. person (as defined in Section 957(c)) who owns less than 10% of the total combined voting power of all classes of voting stock of the Company directly, indirectly, or by attribution, is not taxed on the undistributed income of the Company even if the Company is a CFC. Distributions to shareholders who are not U.S. Shareholders (but are U.S. Holders) will be taxed under the ordinary rules relating to the taxation of distributions discussed above. U.S. Holders who own more than 5%, but less than 10% of the Company's voting stock, may have certain reporting requirements, however.

         Subject to certain limitations, under Section 1248 of the Code, if a U.S. person sells or exchanges stock in a foreign corporation, or receives a distribution from a foreign corporation which for U.S. tax purposes is treated as an exchange of stock, and such person owns, or is considered as owning by applying certain rules of constructive ownership, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation at any time during the five-year period ending on the date of sale or exchange when such foreign corporation was a CFC, then the gain recognized on the sale or exchange of such stock shall be included in the gross income of such person as a dividend, to the extent of earnings and profits of the foreign corporation accumulated during the period or periods the stock sold or exchanged was held by such person while such foreign corporation was a CFC.

         Management reported that the Company met the requirements to be a CFC for at least 30 days during the Company's 1997 tax year. As such, the Company was a CFC for 1997. Following the completion of the initial public offering in August 1997 (the "Offering"), the Company expects that ownership of its shares is such that it will not meet the requirements to be treated as a CFC, although there can be no assurance that the Company will not be, or in the future become, a CFC. The Company's status as a CFC depends on the extent to which its U.S. Shareholders own, in the aggregate, more than 50% of the Company (by vote or value) and, therefore, the Company's classification as a CFC is not within the control of the Company.

         The Company will attempt to monitor its status, particularly the identity of its U.S. Shareholders, and will, promptly following the end of any taxable year in which it has determined that it is a CFC, notify all of its U.S. Shareholders that it is a CFC. If the Company becomes a CFC, it will comply with all reporting requirements applicable to such classification.

  Foreign Personal Holding Company Discussion

         In general, the Company and any of its non-U.S. subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year, five or fewer U.S. Holders own directly, indirectly, or by attribution, 50% (by vote or value) of the Company's stock (the "Ownership Test") and at least 60% (or, in certain circumstances, at least 50%) of the gross income of the Company or any non-U.S. subsidiaries of the Company consists of certain passive income for purposes of the FPHC provisions (the "Income Test").

         If the Company or any of its subsidiaries becomes a FPHC, each U.S. Holder of ADSs or Ordinary Shares who held such shares on the last day of the taxable year of the Company or, if earlier, the last day of its taxable year in which the Ownership Test was met, would be required to include in gross income as a deemed dividend such U.S. Holder's pro rata portion of the undistributed "passive" income of the Company, even if no cash dividend were actually paid. In such a case, a U.S. Holder would generally be entitled to increase its tax basis in the ADSs or Ordinary Shares of the Company by the amount of the deemed dividend.

         It is likely that the Company has met the Ownership Test for FPHC purposes prior to the Offering. However, following the Offering, it has not met the Ownership Test. In addition, based on an analysis of current law and its financial position, the Company believes that neither it nor any of its non-U.S. subsidiaries meets the Income Test. Thus, the Company's U.S. Holders should not be subject to the FPHC rules. While no assurance can be given that the Company and its non-U.S. subsidiaries will not be subject to the FPHC rules, the Company intends to manage its financial affairs to avoid such classification. If the Company determines that it or any of its non-U.S. subsidiaries is a FPHC, it will provide appropriate notification to the Company's U.S. Holders.

United Kingdom Inheritance Tax

         Under the Estate Tax Treaty, Ordinary Shares or ADSs held beneficially by an individual U.S. Holder who is domiciled for the purpose of such treaty in the U.S. and is not for purposes of such treaty a national of or domiciled in the United Kingdom will not, provided any tax chargeable in the U.S. is paid, be subject to U.K. inheritance tax on the disposal of the Ordinary Shares or ADSs by way of gift or upon the individual's death unless they are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a U.S. Holder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. Where the ADSs or Ordinary Shares have been placed in trust by a settler who, at the time of settlement, was a U.S. Holder, the ADSs or Ordinary Shares will generally not be subject to U.K. inheritance tax if the settler, at the time of the settlement, was domiciled in the United States for the purposes of the treaty and was not a U.K. national and the ADSs or Ordinary Shares are not part of the business property of a U.K. permanent establishment and do not pertain to a U.K. fixed base, as more fully summarized above. In the exceptional case where the shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in that treaty.

United States Federal Gift and Estate Tax

         In general, an individual U.S. Holder will be subject to U.S. gift and estate taxes with respect to his or her ownership of ADSs or Ordinary Shares in the same manner and to the same extent as with respect to other types of personal property. Holders who are not individual citizens or residents of the United States will generally not be subject to U.S. federal gift and estate tax.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

         Stamp duty reserve tax at the then-applicable rate arises upon the issue to the Depositary of the new Ordinary Shares by the Company. The current rate of stamp duty reserve tax is 1.5% of the market value of the Ordinary Shares. The stamp duty reserve tax arising on such issue will be paid by the Company.

         Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. stamp duty will be payable on the acquisition or transfer of ADSs representing Ordinary Shares, evidenced by ADRs, nor will an agreement to transfer such ADSs evidenced by ADRs give rise to a liability to stamp duty reserve tax.

         A transfer of Ordinary Shares in registered form by the Depositary or its nominee to the beneficial owners of the relevant ADS or its nominee when the beneficial owner is not transferring beneficial ownership will give rise to a fixed charge to U.K. stamp duty of 50p.

         Purchasing Ordinary Shares in registered form, as opposed to ADRs, will normally give rise to a charge to U.K. stamp duty at the rate of 50p per (pound)100 (or part thereof) (or stamp duty reserve tax at the rate of 0.5%) of the price payable for the Ordinary Shares. Stamp duty and stamp duty reserve tax generally are the responsibilities of the purchaser. Where such Ordinary Shares are later transferred to the Depositary or Depositary's nominee or agent, stamp duty or stamp duty reserve tax will normally be payable at the rate of (in the case of stamp duty) (pound)1.50 per (pound)100 (or part thereof) of, or (in the case of stamp duty reserve tax) 1.5% of the consideration for the transfer or, if none, of the value of the Ordinary Shares at the time of transfer. Such tax is payable by the Depositary but under the Deposit Agreement, holders of ADRs must pay an amount equal to such tax to the Depositary.


Backup Withholding and Information Reporting

         In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of Ordinary Shares or ADSs made within the United States to a non-corporate U.S. person, and "backup withholding" at the rate of 31% will apply to such payments (i) if the holder or beneficial owner fails to provide an accurate taxpayer identification number,
(ii) if there has been notification from the Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8 or W-9. Moreover, under U.S. Treasury Regulations proposed to be effective for payments made after 1997, in the case of ADSs or Ordinary Shares held by a foreign partnership, this certification requirement would generally be applied to the partners of the partnership, and the partnership would be required to provide certain information, including a U.S. taxpayer identification number.

         In general, payment of the proceeds from the sale of Ordinary Shares or ADSs through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. U.S. information reporting and backup withholding generally will not apply to a payment made with respect to a transaction effected by a foreign office of a foreign broker unless (i) the foreign broker is a CFC or (ii) 50% or more of the gross income of the foreign broker for the 3-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business in the United States unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-U.S. person or the holder or beneficial owner otherwise establishes an exemption.

         Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Service.

Item 8.  Selected Financial Data.

         The selected consolidated financial data for each of the three years in the period ended December 31, 1997 are derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with US GAAP and audited by Ernst & Young Chartered Accountants, Independent Auditors. The selected consolidated financial data for the period beginning on June 15, 1993, the date of the consummation of the Acquisition and ended December 31, 1993 are derived from unaudited financial statements. The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with, "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 20-F.

Consolidated Statement of Operations Data:

                                                            Year Ended December 31,
                                         ------------------------------------------------------------

                          1993 (1)           1994            1995             1996            1997
                          --------           ----            ----             ----            ----
                                            (Dollars in thousands, except share data)
Net sales              $      51,530    $    115,847    $     139,255    $     148,149   $    148,388
Cost of sales                 34,742          76,738           91,185           95,312         94,008
                       -------------    ------------    -------------    -------------   ------------
Gross profit                  16,788          39,109           48,070           52,837         54,380
Selling, general
  and administrative
  expenses                    14,954          28,066           35,066           35,336         33,618
                       -------------    ------------    -------------    -------------   ------------
Operating income               1,834          11,043           13,004           17,501         20,762
Other income                     157             258              369            1,829          2,175
Interest income
  (expense), net               (567)           (581)            (372)               48            218
                       -------------    -----------     ------------     -------------   ------------
Income before taxes            1,424          10,720           13,001           19,378         23,155
Provision for income
  taxes                          154             858            1,657            2,437          3,367
                       -------------    ------------    -------------    -------------   ------------
Net income             $       1,270    $      9,862    $      11,344    $      16,941   $     19,788
                       -------------    ------------    -------------    -------------   ------------
Basic earnings
 per share             $        0.12    $       0.94    $        1.08    $        1.61   $       1.84
                       -------------    ------------    -------------    -------------   ------------
Diluted earnings
 per share             $        0.12    $       0.93    $        1.06    $        1.59   $       1.82
                       -------------    ------------    -------------    -------------   ------------
                       -------------    ------------    -------------    -------------   ------------


(1)  For the period beginning June 15, 1993 and ended December 31, 1993.

Consolidated Balance Sheet Data:

                                                                          At December 31,
                                                  -----------------------------------------------------------

                                     1993          1994           1995              1996             1997
                                     ----          ----           ----              ----             ----
                                                           (Dollars in thousands)

Cash and cash
  equivalents                    $    6,636    $    11,442     $    16,001     $    19,144           $  30,337
Working capital                      22,577         32,364          39,782          51,074              63,834
Total assets                         52,547         68,450          86,023          93,726             107,493
Total debt(1)                         9,145         10,520           8,889           4,177               2,478
Redeemable preferred stock              987          1,044           1,036           1,141              --
Total shareholders' equity              549         11,998          24,355          39,120              59,552

(1) Total debt comprises bank notes payable with a maturity of less than one year, long-term debt (including current portion) and capital lease obligations (including current portion).

Dividends

         The Company has never declared or paid dividends on its Ordinary Shares. The Company currently intends to retain its earnings following the Offering to finance the growth and development of its business and, consequently, does not anticipate paying any dividends on the Ordinary Shares in the foreseeable future. Under the Companies Act 1985, as amended, of Great Britain (the "Companies Act"), dividends are payable on the Ordinary Shares only out of profits available for distribution determined in accordance with accounting principles generally accepted in the United Kingdom, which differ in certain respects from US GAAP. In addition, certain of the Company's financing agreements restrict the Company's ability to pay dividends to its shareholders and it is anticipated that future financing agreements will have similar restrictions. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The following should be read in conjunction with "Item 8. Selected Financial Data" and the Company's Consolidated Financial Statements and the Notes related thereto appearing elsewhere in this Form 20-F.

         Although the Company reports its financial results in U.S. dollars, approximately 65% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, as well as the cost of goods sold, gross profit, selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.

RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

         The Company's net sales increased 0.2% to $148.4 million in fiscal 1997 from $148.1 million in fiscal 1996. During the same period, net sales in North America increased 6.9% to $57.4 million from $53.7 million; net sales in Europe decreased 4.2% to $68.2 million from $71.2 million; and net sales in the Asia-Pacific region decreased 2.2% to $22.7 million from $23.2 million. Despite a strengthening U.S. dollar against most of the functional currencies earned by the Company, overall net sales revenue increased due to continued strong demand for the Company's three major product lines in North America, as well as an improved economy and hydraulics market outlook for the Company's piston and vane product lines in Europe.

         Restated, net sales (at the average exchange rate for fiscal 1996) for fiscal 1997, were $157.5 million, a 6.3% increase over fiscal 1996. The decreased sales revenue for the period attributable to the exchange rate differences was $9.1 million. Restated (at the average exchange rate for fiscal
1996), net sales for fiscal 1997 for the Company's European operations increased 6.5% to $75.8 million from $71.2 million, and net sales for the Asia-Pacific operations increased 5.7% to $24.5 million from $23.2 million.

         The Company's gross profit increased 2.9% to $54.4 million in fiscal 1997 from $52.8 million in fiscal 1996. Gross profit as a percentage of net sales increased to 36.7% in fiscal 1997 from 35.7% in fiscal 1996. The increase in gross profit was primarily due to increased sales to North American distributors during fiscal 1997, and enhanced by continued margin improvement derived from cost reduction initiatives previously implemented at the Company's production facilities. Gross profit in North America increased 26.1% to $18.3 million in fiscal 1997 from $14.5 million in fiscal 1996.

         Gross profit in Europe decreased 8.7% to $27.9 million in fiscal 1997 from $30.5 million in fiscal 1996, and gross profit in the Asia-Pacific increased 5.7% to $8.3 million in fiscal 1997 from $7.8 million in fiscal 1996. Restated (at the average exchange rate for fiscal 1996), gross profit in Europe was $31.0 million, or a 1.4% increase over fiscal 1996, and gross profit in the Asia-Pacific was $8.9 million, or a 13.9% increase over fiscal 1996. The total decreased gross profit for the period attributable to the exchange rate differences was $3.8 million. Restated, gross profit as a percentage of net sales increased to 36.9% for fiscal 1997 compared to 35.7% for fiscal 1996.

         Selling, general and administrative ("SG&A") expense decreased 4.9% to $33.6 million in fiscal 1997 from $35.3 million in fiscal 1996. These expenses as a percentage of net sales decreased to

22.7% in fiscal 1997 compared to 23.9% in fiscal 1996. Restated (at the average exchange rate for fiscal 1996), SG&A expenses increased 2.6% to $36.3 million (23.0% of net sales) in fiscal 1997 from $35.3 million (23.9% of net sales) in fiscal 1996. The restated increase in these expenses for fiscal 1997 as compared to fiscal 1996 is due primarily to costs associated with expanding distribution channels in Asia, and the recognition of restructuring charges in the Company's German and Australian operations. The decrease in these expenses as a percentage of net sales is reflected by a currency adjusted 6.3% increase in net sales revenue leveraged from a 2.6% marginal increase in selling and administrative expense.

         Operating income increased 18.6% to $20.8 million in fiscal 1997 from $17.5 million in fiscal 1996. Operating income as a percentage of net sales increased to 14.0% in fiscal 1997 from 11.8% in fiscal 1996. Restated (at the average exchange rate for fiscal 1996), operating income increased 25.2% to $21.9 million (13.9% of net sales) in fiscal 1997, from $17.5 million (11.8% of net sales) in fiscal 1996. The decreased operating income for the period attributable to the exchange rate differences was $1.1 million.

         Other income increased $0.4 million to $2.2 million (1.5% of net sales) in fiscal 1997 from $1.8 million (1.2% of net sales) in fiscal 1996. The increase in other income was a result of the recognition of a gain on disposal of surplus real estate assets in Germany during fiscal 1997, exceeding similar disposal gains arising from U.S. real estate sales in fiscal 1996.

         Net interest income was $218,000 in fiscal 1997 compared to $48,000 of interest income in fiscal 1996. The increase in interest income was primarily due to increased profitability, operating cash flows, and asset disposals resulting in higher interest bearing cash balances held at the subsidiary level. Additionally, funds from the Company's initial public offering increased interest bearing cash balances held by the Company.

         The effective tax rate for fiscal 1997 was 14.5% compared to 12.6% for fiscal 1996. The provision for taxes increased 38.2% to $3.4 million for fiscal 1997 compared to $2.4 million for fiscal 1996. This provision as a percentage of net sales increased to 2.3% in fiscal 1997 from 1.6% in fiscal 1996. During fiscal 1997, the Company recognized a tax credit of $1.9 million to record deferred tax assets related to its U.S. operations. Excluding the effect of the tax credit, the effective tax rate for fiscal 1997 was 22.7% compared to 12.6% for fiscal 1996. Restated (excluding the $1.9 million tax credit), the provision for taxes increased to $5.6 million for fiscal 1997, compared to $2.4 million for fiscal 1996. This reduced tax expense may not reflect the actual cash outlay for taxes, but is required to be recognized under U.S. deferred tax accounting rules.

Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

         Net sales increased 6.4% to $148.1 million in fiscal 1996 from $139.3 million in the comparable period in 1995. During the same period, net sales in North America increased 18.3% to $53.7 million from $45.4 million; net sales in Europe increased 1.9% to $71.2 million from $69.9 million; and net sales in the Asia-Pacific region declined 3.1% to $23.2 million from $24.0 million. Management believes that the increase in net sales was due primarily to continued strong demand for the Company's products from OEM customers and increased exports of piston pump products from North America.

         Net sales in the Asia-Pacific region were adversely affected by foreign currency translation losses, largely as a result of a declining Japanese yen against the dollar. Restated (at the average exchange rate for fiscal 1995), net sales in the Asia-Pacific region were $24.5 million in fiscal 1996. The decrease in net sales in the Asia-Pacific region for the period attributable to exchange rate differences was $2.0 million.

         Gross profit increased 9.9% to $52.8 million in fiscal 1996 from $48.1 million in fiscal 1995. Gross profit as a percentage of net sales increased to 35.7% in fiscal 1996 from 34.5% in fiscal 1995. The increase in gross profit was primarily due to reductions in product cost, including the consolidation of the Company's raw material suppliers, continuing improvements in production processes, coupled with a shift in sales towards high-performance, higher-margin products.

         SG&A expenses increased 0.8% to $35.3 million in fiscal 1996 from $35.1 million in fiscal 1995. SG&A expenses as a percentage of net sales decreased to 23.9% in fiscal 1996 from 25.2% in fiscal 1995 as a result of allocation of selling, marketing and product handling costs over a larger base of net sales. The increase in SG&A expenses was due mainly to slightly higher selling, marketing and product handling costs associated with significantly improved sales volume. In addition, the Company continued its program of expanding the depth and reach of its selling efforts in the U.S., the region in which the Company generated its largest net sales and margin growth during the past year.

         Operating income increased 34.6% to $17.5 million in fiscal 1996 from $13.0 million in fiscal 1995. Operating income as a percentage of net sales increased to 11.8% in fiscal 1996 from 9.3% in fiscal 1995. Restated (at the average exchange rate for fiscal 1995), operating income increased to $17.8 million in fiscal 1996 from $13.0 million in fiscal 1995. Restated (at the average exchange rate for fiscal 1995), operating income as a percentage of net sales was 11.9% in fiscal 1996 compared to 9.3% in fiscal 1995.

         Other income increased to $1.8 million in fiscal 1996 from $0.4 million in fiscal 1995. Other income as a percentage of net sales increased to 1.2% in 1996 from 0.3% in 1995. The increase in other income was the result of the recognition of a gain on disposal of non-revenue generating fixed assets in the U.S. during 1996.

         Net interest income was $48,000 in fiscal 1996 compared with net interest expense of $372,000 in fiscal 1995. The increase in net interest income was a result of the utilization of operating cash flows and disposals of fixed assets to repay outstanding long-term debt of $1.0 million, borrowings under lines of credit of $2.9 million and capital lease obligations of $1.3 million.

         The effective tax rate for fiscal 1996 was 12.6% compared to 12.7% in fiscal 1995. Provision for income taxes increased to $2.4 million in fiscal 1996 from $1.7 million in fiscal 1995. This provision, as a percentage of net sales, increased to 1.6% in fiscal 1996 from 1.2% in fiscal 1995, primarily due to an increase in income before taxes of 49.1%, or $6.4 million, to $19.4 million in 1996, from $13.0 million in 1995.


LIQUIDITY AND CAPITAL RESOURCES


                                                                   Year Ended and At December 31,
                                                     -------------------------------------------------------
                                                           1995               1996                1997
                                                     ---------------- ------------------ -------------------
                                                                    (Dollars in thousands)
Cash & cash equivalents                                   16,001             19,144             30,337
Net cash provided by operating activities                 11,460             11,578             16,985
Net cash used in investing activities                     (4,985)            (2,776)            (5,225)
Net cash provided by (used in) investing activities       (2,682)            (5,162)             1,899
Effect of exchange rate changes on cash                      766               (497)            (2,466)

         Historically the Company has funded its cash requirements through cash flow from operations, although short-term fluctuations in working capital requirements for some of the Company's subsidiaries have been met through borrowings under revolving lines of credit obtained locally. The Company's primary uses of cash have been to fund capital expenditures and to service and repay debt.

         Net cash provided by operating activities for fiscal 1997 increased to $17.0 million from $11.6 million as compared to fiscal 1996. The increase in the Company's cash generated from operations reflects primarily an increase in net income. The $5.4 million increase in net cash provided by operating activities for fiscal 1997 compared to fiscal 1996 was attributable to a $2.8 million increase in net income, a $4.1 million increase in sources of cash from operating assets and liabilities, and by a $1.7 million increase in deferred income taxes. The Company anticipates that operating cash and capital expenditure requirements will continue to be funded by cash flow from operations, cash on hand and bank borrowings.

         Net cash used in investing activities was $5.2 million for fiscal 1997, compared to $2.8 million for fiscal 1996. Investing activities consisted largely of investment in manufacturing equipment for the Company's three production facilities. Purchases of machinery and equipment were $7.4 million for fiscal 1997 compared to $4.6 million for fiscal 1996. During the same period, investing activities also reflect the disposal of $2.2 million of non-revenue generating real estate and other assets for fiscal 1997, compared to $1.8 million of real estate and other asset disposals during fiscal 1996. The Company anticipates that it will incur approximately $9.0 million for capital expenditures for fiscal 1998, excluding any acquisitions of new businesses.

         Net cash provided by (used in) financing activities was $1.9 million for fiscal 1997 compared to ($5.2 million) for fiscal 1996. The increase of $7.1 million in net cash provided by financing activities for fiscal 1997 compared to fiscal 1996 was primarily attributable to $4.5 million of net proceeds generated from the sale of ordinary shares related to the Company's initial public offering and a $2.3 million reduction in net repayments of long-term debt.

         The effect of exchange rate changes on cash and cash equivalents was ($2.5 million) and ($0.5 million) for fiscal 1997 and fiscal 1996, respectively. As approximately two thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant impact on dollar reported balances for fiscal 1997 compared to fiscal 1996. The $2.0 million further decrease in the exchange rate impact on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European and Asia-Pacific operations.

The average dollar-weighted foreign currency decline for fiscal 1997 for the Company's European and Asia-Pacific operations was 10.1% and 7.5%, respectively.

         In September 1995, the Company's U.S. subsidiary entered into a loan agreement with a bank that provides for a revolving line of credit of up to $3.0 million. The loan agreement was renewed in September 1997. Borrowings under the loan agreement are secured by substantially all of the U.S. subsidiary's assets. Interest on the revolving line of credit, which is at the prime rate (8.5% at December 31, 1997) minus 0.5%, is payable monthly. The loan agreement contains various restrictions and financial maintenance requirements, including the requirement to maintain a compensating balance of $100,000. At December 31, 1997, the Company's U.S. subsidiary had $3.0 million of unused credit available under this facility.

         Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At December 31, 1997, the Company had $1.5 million of foreign debt outstanding. The Company also has an additional $800,000 of unused foreign credit facilities. These facilities may be withdrawn at any time by the banks. The weighted average interest rates on short-term borrowings as of December 31, 1996 and 1997 were 4.8% and 4.1% respectively.

Impact of Inflation

         The impact of inflation on the operating results of the Company has been moderate in recent years reflecting generally lower rates of inflation in the economy and relative stability in the Company's cost structure. Although inflation has not had, and the Company does not expect that it will have, a material impact on operating results, there is no assurance that the Company's business will not be effected by inflation in the future.

Exposure to Currency Fluctuations

         A significant portion of the Company's business is conducted in currencies other than the dollar, including pounds sterling, French francs, German marks and Japanese yen. The Company's financial statements are prepared in dollars, and therefore fluctuations in exchange rates in the pound sterling and other currencies in which the Company does business relative to the dollar may cause fluctuations in reported financial information which are not necessarily related to the Company's operations. In 1996, for example, the Company experienced an increase in net sales in the Asia-Pacific region (denominated in local currencies); however, the dollar-translated net sales figures showed a net decrease due to the fluctuation of the dollar against thelocal currencies. Due to the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. Although the Company currently engages in transactions to hedge a portion of the risks associated with fluctuations in currency exchange rates, it may not do so in the future. There can be no assurance that the Company's business, financial condition and results of operations will not be materially adversely affected by exchange rate fluctuations or that any hedging techniques implemented by the Company will be effective.

         The following table illustrates the effect of the currency exchange rates on certain of the Company's income items in fiscal 1996 and fiscal 1997 which have been recalculated to show what such amounts would have been applying 1995 average exchange rates to 1996 amounts and 1996 average exchange rates to 1997 amounts.


                                       Year Ended December 31,

                                                               At 1995
                               1995            1996           Exchange
                              Actual          Actual             Rates
                             --------         ------           --------

                                    (Dollars in thousands)

Net sales                    $139,255         $148,149         $150,265
Gross profit                   48,070           52,837           53,878
Operating income  13,004       17,501           17,822
Net income                     11,344           16,941           17,266
Basic Earnings per share         1.08             1.61             1.64
Diluted earnings per share       1.06             1.59             1.62


                                       Year Ended December 31,

                                                                  At 1996
                              1996                 1997           Exchange
                              Actual              Actual           Rates
                             -------              ------          --------

                                     (Dollars in thousands)


Net sales                    $148,149         $148,388          $157,459
Gross profit                   52,837           54,380            58,170
Operating income               17,501           20,762            21,913
Net income                     16,941           19,788            21,023
Basic earnings per share         1.61             1.84              1.96
Diluted earnings per share       1.59             1.82              1.94



Year 2000 (Millennium) Issues

         Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The Company is being advised by a majority of its vendors and suppliers that certain of their products are Year 2000 compliant, or can be upgraded, or will not be affected by the Year 2000 problem. The Company expects to incur consulting and other expenses related to these issues; these costs will be expensed as incurred. In addition, the appropriate course of action may include a replacement of, or an upgrade to certain systems or equipment. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. The Company may incur significant costs in resolving its Year 2000 issues, however, the Company believes this issue will not have a significant adverse impact on the Company's operations.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

         Not Applicable.

Item 10.  Directors and Officers of Registrant.

         The following table sets forth the name and position of the directors and executive officers of the Registrant.


  Name                       Position                Year of Initial Appointment
  ----                       --------                ---------------------------

J. Colin Keith           Chairman of the Board
                         of Directors                        1993

David L. Weir            Chief Executive Officer,
                         President and Director               1997


Anders C.H. Brag         Managing Director and
                         Director                             1993

Enrique Foster Gittes    Director                             1993

Christopher H.B.
Mills (1)(2)              Director                             1993

James J. Nelson (1)(2)   Director                             1993

Anthony D. Mustacchio    Chief Financial Officer              1997

Paul G. Dumond           Company Secretary                    1993

----------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

         Unless otherwise decided by the Company by ordinary resolution, the number of directors shall be not less than three nor more than twelve. Directors may be appointed by the Company by ordinary resolution; in addition, the Board of Directors may appoint directors; any director so appointed retires from office at the next annual general meeting, but is then eligible for re-appointment.

         At each annual general meeting as nearly as possible (but not exceeding) one-third of those directors subject to retirement by rotation are obliged to retire by rotation, based principally upon length of time in office, and are eligible for re-election. Any director appointed by the Board of Directors since the previous annual general meeting is not subject to retirement by rotation. A director may be removed by ordinary resolution of the Company in general meeting or by all the other directors.

         The directors may from time to time appoint one or more of them to any executive office on such terms and for such periods as they may (subject to the provisions of the Companies Act and every other statute for the time being in force concerning companies and affecting the Company) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

         The Board of Directors has established Compensation and Audit Committees, each of which reports to the Board of Directors. The Compensation Committee, which consists of Messrs. Mills and

Nelson, establishes compensation for the Board of Directors and other employees and administers the Option Plan (defined below). The Audit Committee, which consists of Messrs. Mills and Nelson, establishes standards for review of the Company's compliance with applicable accounting and regulatory requirements and assists the Board of Directors in fulfilling its responsibilities in connection with the Company's accounting and financial reporting policies.

Item 11.  Compensation of Directors and Officers.

         The compensation of the Executive Directors and key personnel of the Company is determined by the Board of Directors of the Company based on the recommendations of the Compensation Committee.

         The aggregate amount of compensation of all directors and executive officers of the Company as a group (8 persons) paid or accrued for services in all capacities for fiscal 1997 was $0.9 million. Included in this amount is the Chairman's compensation of approximately $130,000. The aggregate amount set aside or accrued by the Company in the year ended December 31, 1997, to provide pension, retirement or similar benefits for such persons was approximately $38,400.

         All directors of the Company are paid fees for serving on the Board of Directors. The basic annual fee received by each director is $20,000. The basic annual fee may be paid, in part, in Ordinary Shares or ADSs. All directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and Committee meetings.

         The directors have power to provide benefits whether by payment of gratuities, pensions or otherwise to (or to any person in respect of) any director or ex-director and for the purpose of providing any such benefits to contribute to any scheme or fund or to pay premiums.

         In 1996, Denison Hydraulics, Inc., the Company's U.S. subsidiary, and Mr. Weir entered into an agreement regarding Mr. Weir's employment with the U.S. subsidiary, the definitive terms of which were set forth in an agreement effective as of August 26, 1996. Pursuant to this agreement, the U.S. subsidiary agreed to employ Mr. Weir as President for a two-year period ending on May 3, 1998, subject to the right of the U.S. subsidiary to terminate the employment relationship for cause on prior written notice to Mr. Weir or without cause on prior written notice. Mr. Weir has the right to terminate the agreement on written notice to the U.S. subsidiary, provided that the effective date of such resignation is no more than one month from the date of notice. The agreement provides that the U.S. subsidiary pay Mr. Weir an annual base salary which is subject to annual review effective each January 1 of the term of the agreement. Mr. Weir is entitled to participate in an incentive bonus program, which is based on meeting certain performance criteria and strategic objectives agreed to by Mr. Weir and the board of directors of the U.S. subsidiary, and is subject to a maximum payment of 50% of his base salary. The agreement also entitles Mr. Weir to standard health and other insurance benefits and to the use of a company car. The agreement contains certain non-compete and confidentiality provisions.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

         In 1994, the Company adopted the Denison International Stock Option Plan (the "Option Plan") pursuant to which the Board (or a committee thereof) may grant to certain senior executives of the Company or its subsidiaries options to acquire Ordinary Shares. The price at which Ordinary Shares may be acquired on exercise of an option must not be less than the market value of the underlying shares on the date on which the option is granted.

         On July 24, 1997, the Company's Board of Directors and shareholders approved an amendment to the Option Plan. Such amendment included an increase in the number of Ordinary Shares reserved for issuance under the Option Plan to 850,000 Ordinary Shares.

         As of the date hereof, options under the Option Plan for acquisition of 355,250 Ordinary Shares by senior executives of the Company were outstanding. Exercise prices range from $0.75 to $17.60. All options vest over a period of four years following the date of the grant and lapse between five and ten years after the date of the grant. Options lapse on dates from June 28, 2004 through December 15, 2007. As of the date hereof, options under the Option Plan for the purchase of 138,250 Ordinary Shares were held by all directors and officers of the Company as a group.

Item 13.  Interest of Management in Certain Transactions.

         None.

                                     PART II

Item 14. Description of Securities to be Registered.

         Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

         There have been no defaults with respect to any indebtedness of the Company.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

         The Company has not used the net proceeds of the initial public offering held in August 1997. The net proceeds totaling approximately $4.5 million are currently being held in cash and short-term investments.

                                     PART IV

Item 17. Financial Statements.

         Not applicable.  See "Item 18.  Financial Statements."

Item 18. Financial Statements.

         See pages F-1 through F-25.

Item 19. Financial Statements and Exhibits.

         (a)  Financial Statements

                  The following financial statements, together with the report of Ernst & Young Chartered Accountants, Independent Auditors, are filed as part of this Annual Report.

                  Report and Consent of Independent Auditors.

                  Consolidated Statement of Operations for the Years Ended December 31, 1995, 1996 and 1997.

                  Consolidated Balance Sheets as of December 31, 1996 and 1997.

                  Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997.

                  Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1995, 1996 and 1997.

                  Notes to Consolidated Financial Statements.

                 Financial Statement Schedule for the Years Ended December 31, 1995, 1996 and 1997: Schedule II-Valuation and Qualifying Accounts.


         (b)  Exhibits

                  None.

                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DENISON INTERNATIONAL PLC
                                                    (Registrant)


                                          By:      /s/  Anthony D. Mustacchio
                                                 Anthony D. Mustacchio
                                                 Chief Financial Officer


Date:  April 2, 1998

                            DENISON INTERNATIONAL plc

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                            Page

Report and Consent of Independent Auditors                                   F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997                 F-3

Consolidated Statements of Operations for the years ended December 31,
  1995, 1996 and 1997                                                        F-5

Consolidated Statements of Changes in Shareholders' Equity for the years
  ended December 31, 1995, 1996 and 1997                                     F-6

Consolidated Statements of Cash Flows for the years ended December 31,
  1995, 1996 and 1997                                                        F-7

Notes to Consolidated Financial Statements                                   F-9

Financial Statement Schedule for the years ended December 31, 1995,
  1996 and 1997
     Schedule II - Valuation and Qualifying Accounts                        F-23

                         REPORT OF INDEPENDENT AUDITORS


To Board of Directors and Shareholders
Denison International plc

          We have audited the consolidated balance sheets of Denison International plc as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. We have also audited the financial statement schedule listed in the index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denison International plc at December 31, 1996 and 1997, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.


                                                /s/ Ernst & Young
                                                ERNST & YOUNG
                                                Chartered Accountants

London, England
April 2, 1998


                        CONSENT OF INDEPENDENT AUDITORS

         We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-07500) pertaining to the Denison International Stock Option Plan of the reference to our firm in Item 8. Selected Financial Data and of our report on the consolidated financial statements of Denison International plc included in the Annual Report on Form 20-F of Denison International plc for the year ended December 31, 1997, filed with the Securities and Exchange Commission.

                                                /s/ Ernst & Young
                                                ERNST & YOUNG
                                                Chartered Accountants

London, England
April 2, 1998

                            DENISON INTERNATIONAL plc

                           CONSOLIDATED BALANCE SHEETS
                 (U.S. dollars in thousands, except share data)

                                                 December 31,
                                                 ------------
                                               1996         1997
---- ----
Current assets:
  Cash and cash equivalents                  $19,144       $30,337
  Accounts receivable, less
  allowances of $2,538 and
  $3,087 in 1996 and 1997,
  respectively                                29,558        29,212
  Inventories                                 30,332        28,182
  Other current assets                         2,321         3,327
                                              ------         -----
     Total current assets                     81,355        91,058
  Property, plant and equipment, net          11,709        14,948
  Other assets                                   662         1,487
                                             --------    ----------
     Total assets                            $93,726      $107,493

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                             December 31,
                                             1996            1997
                                             ----            ----
Current liabilities:
  Notes payable to bank                     $ 2,223       $  1,472
  Accounts payable                           10,213          9,413
  Accrued payroll and related expenses        6,359          5,170
  Other accrued liabilities                   9,745          8,601
  Income tax payable                          1,082          1,906
  Current portion of capital lease
  obligations                                   659            662
     Total current liabilities               30,281         27,224
Noncurrent liabilities:
  Capital lease obligations, less
  current portion                             1,295            344
  Pension accrual                            10,990          9,482
  Other noncurrent liabilities                5,787          6,733
  Negative goodwill, net of accumulated
  amortization of  $2,755 and $3,406
     in 1996 and 1997, respectively           5,112          4,158
  Redeemable preferred stock, (pound)1 par
  value; 667,500 shares authorized,
  issued and outstanding in 1996              1,141           ----
                                             ------         ------
                                             24,325         20,717



 Shareholders' equity:
     `A' ordinary shares (pound)8.00
      par value; 7,125 shares authorized,
      and 7,015 issued and outstanding in
      1996 and 1997                                    86                 86
      Ordinary shares $0.01 par value;
      15,000,000 shares authorized, and
      10,528,950 and 11,057,700 shares
      issued and outstanding in 1996
      and 1997, respectively                          105                111
    Additional paid-in capital                        862              5,411
    Capital redemption reserve                         --              1,090
    Retained earnings                              39,417             58,115
    Pension liability adjustment                     (540)               (43)
    Cumulative translation adjustment                (810)            (5,218)
                                                  --------           --------
       Total shareholders' equity                  39,120             59,552
                                                  --------           --------
       Total liabilities and shareholders'
       equity                                     $93,726           $107,493

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (U.S. dollars in thousands, except per share data)


                                  Year ended December 31,
                                 1995           1996             1997
                                 ----           ----             ----


Net sales                   $   139,255      $   148,149      $   148,388
Cost of sales                    91,185           95,312           94,008
                              ---------        ---------        ---------
Gross profit                     48,070           52,837           54,380
Selling, general and
  administrative expenses        35,066           35,336           33,618
                              ---------        ---------        ---------
Operating income                 13,004           17,501           20,762
Other income                        369            1,829            2,175
Interest (expense)
  income, net                      (372)              48              218
                              ---------        ---------        ---------
Income before taxes              13,001           19,378           23,155
Provision for income taxes        1,657            2,437            3,367
                               --------        ---------        ---------
Net income                    $  11,344        $  16,941        $  19,788
                              ---------        ---------        ---------

Basic earnings per share      $    1.08        $    1.61        $    1.84
                              ---------        ---------        ---------

Diluted earnings per share    $    1.06        $    1.59        $    1.82
                              ---------        ---------        ---------



        The accompanying notes are an integral part of these statements.



                            DENISON INTERNATIONAL plc

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 (U.S. dollars in thousands, except share data)

                                 Share Capital(i)
                   ---------------------------------------------
                                                   A      Ordin-   Addi-                                  Cumu-
                           A                    Ordinary    ary   tional                                 lative
                       Ordinary   Ordinary    shares of   shares   paid    Capital     Re-     Pension   trans-
                       shares of  shares of                 of      in     redem-    tained   liability  lation
                   (pound)8.00      $0.01   (pound)8.00    $0.01  capital   tion    earnings   adjust-   adjust-
                         each       each          each     each    (ii)    reserve    (iii)     ment      ments     Total
                         ----       ----          ----     ----    ----    -------    -----     ----      -----     -----
                                 (number of shares)


Balance at January
   1, 1995                7,015   10,528,950       $86      $105    $862       --    $11,132     $(615)    $428    $11,998
   Net income                --           --        --        --       --      --     11,344        --      --      11,344
   Pension liability
   adjustment                --           --        --        --       --      --          --       82      --        82
   Translation
   adjustment                --           --        --        --       --      --         --        --     931        931
                          -----    ----------      ---      ----     -----   ------   -------  -------  ------     -------
Balance at December
  31, 1995                7,015   10,528,950        86       105     862       --      22,476    (533)    1,359    24,355
   Net income                --          --         --        --       --      --      16,941      --        --    16,941
   Pension liability
   adjustment                --          --         --        --       --      --         --       (7)       --       (7)
   Translation
   adjustment                --          --         --        --       --      --         --       --    (2,169)  (2,169)
                          ------   ----------       ---      ----     -----   ------   ------- -------  -------  -------
Balance at December
  31, 1996                7,015   10,528,950        86       105      862       --     39,417     (540)    (810)   39,120
   Issuance of ordinary
      shares in
      connection with
      initial public
      offering              --       450,000        --      5       4,475       --         --       --      --       4,480
   Exercise of stock
      options               --        93,750        --      1          74       --         --       --      --       75
   Ordinary shares
      canceled              --       (15,000)       --      --        --        --         --       --      --       --
   Net income               --            --        --      --        --        --     19,788       --      --       19,788
   Pension liability
   adjustment               --            --        --      --        --        --         --       497     --       497
   Translation
   adjustment               --            --        --      --        --        --         --       --     (4,408)  (4,408)
   Transfer on
   redemption of
   redeemable
   preferred stock           --           --       --      --        --       1,090    (1,090)       --        --        --
Balance at
  December 31, 1997       7,015   11,057,700       $86    $111  $ 5,411      $1,090    $58,115      $(43)   $(5,218)  $59,552
                          -----   ----------      ----    ----  -------      ------    -------     -----    --------  -------

(i) The share capital has been retroactively restated to reflect the restructuring of the Company's share capital in July 1997, as described in Note 1(c) of Notes to the Consolidated Financial Statements.
(ii)     Additional paid in capital is not distributable.
(iii) Retained earnings available for distribution as dividends by the parent company at December 31, 1997 were $48,950,000.


             The accompanying notes are an integral part of these statements.


                            DENISON INTERNATIONAL plc

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)


                                                 Year ended December 31,
                                         1995             1996             1997
                                         ----             ----             ----


CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net income                              $ 11,344          $16,941       $19,788
Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Amortization of negative
   goodwill                                 (726)            (718)         (754)
   Depreciation                            1,790            2,881         3,382
   Deferred income taxes                      --               --        (1,668)
   Gain on sale of assets                   (369)           (1,829)      (2,175)
   Changes in operating assets
   and liabilities:
      Accounts receivable                 (4,227)           (1,938)      (2,431)
      Inventories                         (1,755)           (3,056)        (568)
      Other current assets                  (652)              650         (255)
      Other assets                           155              (156)          26
      Accounts payable                     1,981            (1,170)         252
      Accrued payroll and
      related expenses                     2,974              (608)        (538)
      Income tax payable                     798               (73)         928
   Other accrued liabilities                (205)              312         (379)
      Pension accrual                       (274)             (513)         356
      Other noncurrent
      liabilities                            626               855        1,021
                                         ---------         -------      --------
Net cash provided by
  operating activities                    11,460            11,578       16,985
                                         --------          -------      -------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchase of property, plant
  and equipment                          (5,354)            (4,605)      (7,400)
Proceeds from disposal of
  property, plant and
  equipment                                 369              1,829        2,175
                                         -------          ---------      -------
Net cash used in investing
  activities                             (4,985)            (2,776)      (5,225)
                                         -------            -------      -------






                                                Year ended December 31,
                                         1995            1996             1997
                                         ----            ----             ----


CASH FLOWS FROM FINANCING
  ACTIVITIES:
Proceeds from borrowings
  under long-term debt
  agreement                             1,001               --               --
Net repayment on lines of credit         (964)          (2,880)            (528)
Redemption of preferred stock              --               --           (1,090)
Repayment of long-term debt            (1,691)            (950)              --
Repayment of capital lease
  obligations                          (1,028)          (1,332)          (1,038)
Net proceeds from sale of
  ordinary shares                          --               --            4,480
Proceeds from exercise
  of stock options                         --               --               75
                                      -------          --------        --------
Net cash (used in) provided
   by financing activities             (2,682)           (5,162)          1,899
                                      -------          --------        --------
EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                         766              (497)         (2,466)
                                      -------          --------        --------
NET INCREASE IN CASH AND
   CASH EQUIVALENTS                     4,559             3,143          11,193
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                 11,442            16,001          19,144
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                      $16,001           $19,144         $30,337
                                    ---------           -------         -------
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
Interest paid                        $   688          $   319          $   330
Income taxes paid                    $ 1,048          $ 2,449          $ 4,107
SUPPLEMENTAL DISCLOSURE OF
  NON-CASH INVESTING AND
  FINANCING ACTIVITIES
Acquisition of property
  and equipment through
  capital leases                     $   577          $   466        $     218


        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  The Company

(a)  Business of the Company

         Denison International plc (the "Company"), a Company incorporated in England and Wales, and its subsidiaries manufacture and distribute hydraulic pumps and valves. The manufacturing plants are located in the United States, Germany and France and there are sales and distribution operations in the United Kingdom, Canada, Sweden, Denmark, The Netherlands, Spain, Italy, Japan, Australia, Hong Kong and Singapore.

(b)  Incorporation, Reorganization and Basis of Preparation

         The Company was incorporated on March 10, 1993 as Alnery No. 1278 Limited and on May 14, 1993 changed its name to Denison International Limited ("DIL") and re-registered as a public limited company on July 28, 1997. All of the Company's subsidiary undertakings, with the exception of Denison International (Proprietary) Limited ("Denison Australia"), Denison International SA ("Denison Spain"), Denison Hydraulics SEA Pte Limited ("Denison Singapore") and Denison Hydraulics Limited ("Denison Hong Kong") were acquired on June 15, 1993. Denison Australia was acquired on August 1, 1993 and Denison Spain was acquired on November 1, 1993. Denison Singapore and Denison Hong Kong were established in 1995 and 1994, respectively. Denison Hydraulik GmbH ("Denison Germany") was acquired by the Company on June 15, 1993 and on the same date sold to Denison Holdings Limited ("DHL"), a company owned by the same shareholders as the Company. DHL was incorporated on November 26, 1992 and did not trade prior to this acquisition. On April 12, 1994 the Company acquired the entire issued share capital of DHL in a share for share exchange.

         The acquisition of DHL by the Company has been accounted for as a combination of entities under common control. Accordingly, the financial statements are presented as if the combination had been in effect for all periods presented using the pooling-of-interests method.

(c)  Share Restructuring and Initial Public Offering

         Throughout the period from January 1, 1994 to December 31, 1996, the Company's authorized share capital was (pound)682,500, divided into 500,000 A Ordinary Shares, (pound)0.01 par value per share, ("A Ordinary Share") and 1,000,000 B Ordinary Shares, (pound)0.01 par value per share ("B Ordinary Share") and 667,500 cumulative redeemable preference shares, (pound)1.00 par value per share. Each A Ordinary Share entitled the holder to one vote and each B Ordinary Share entitled the holder to 1.85 votes.

         On January 23, 1997 the Company redeemed the 667,500 preference shares.

         On July 24, 1997 (i) 667,500 unallocated preference shares, (pound)1.00 par value per share, were canceled; (ii) the Company's then outstanding A Ordinary Shares and B Ordinary Shares were redesignated as Ordinary Shares, (pound)0.01 par value per share, ranking pari passu; (iii) the Company made a bonus issue (stock dividend) of seven Ordinary Shares for every one Ordinary Share then held;

(iv) the then outstanding Ordinary Shares, (pound)0.01 par value per share, were consolidated into 700,930 Ordinary Shares, (pound)0.08 par value per share; (v) all of the authorized and outstanding Ordinary Shares, (pound)0.08 par value per share, were redesignated as A Ordinary Shares; (vi) the Company made a bonus issue (stock dividend) of fifteen Ordinary Shares, $0.01 par value per share, for each A Ordinary Share; (vii) 570 A Ordinary Shares, (pound)0.08 par value per share, were subscribed; and (viii) the then outstanding A Ordinary Shares were consolidated into 7,015 A Ordinary Shares, (pound)8 par value per share.

         As a result, the Company's authorized share capital was 15,000,000 Ordinary Shares, $0.01 par value per share, and 7,125 A Ordinary Shares, (pound)8 par value per share. After the reorganization, there were 10,513,950 Ordinary Shares and 7,015 A Ordinary Shares issued and outstanding.

         On August 8, 1997 the Company completed an initial public offering in which it issued and sold 450,000 Ordinary shares at $16.00 per share (the "Offering"). Net proceeds from the Offering were $4,480,000.

2.  Basis of Financial Statements

  Companies Act 1985

         These consolidated financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985, as amended, of Great Britain (the "Companies Act"). The Company's statutory accounts, which are its primary consolidated financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts for the years ended December 31, 1995 and 1996 have been, and for the year ended December 31, 1997 will be, delivered to the Registrar of Companies for England and Wales. The auditors' reports on those accounts were unqualified.

  Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated on consolidation. The consolidated financial statements reflect the merger of DIL with DHL on April 12, 1994 which has been accounted for as a combination of entities under common control using the pooling-of-interests method.

  Use of Estimates

         The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

3.  Significant Accounting Policies

         The financial statements have been prepared in accordance with U.S. GAAP. Certain reclassifications have been made to 1995 and 1996 balances to conform with 1997 presentation. The significant accounting policies applied in their preparation are as follows:

  Cash and Cash Equivalents

         The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents.

  Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Work-in-progress and finished goods include the cost of direct materials and labor plus a reasonable proportion of manufacturing overheads based on normal levels of activity.

  Property, Plant and Equipment

         Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives as follows:

     Buildings owned by the Company                33 to 38 years
     Long leaseholds                                Life of lease
     Plant and equipment                            4 to 10 years

         Land is not depreciated.

  Negative Goodwill

         Negative goodwill is amortized using the straight-line method over ten years. Negative goodwill represents the excess of the estimated fair value of net assets acquired (after the elimination of the carrying value of all noncurrent assets) over the purchase price.

  Environmental Remediation

         Environmental liabilities are recorded based on the most probable cost if known or on the estimated minimum cost, determined on a site by site basis. The Company's environmental liabilities are not discounted and do not take into consideration any possible future insurance proceeds or any significant amounts of claims against other third parties.

  Revenue Recognition

         The Company recognizes revenues from the sale of its products at the time of shipment to the customer. Provision is made currently for estimated product returns which may occur.

  Warranty

         The Company generally warrants its products for one year. An estimate of the amount required to cover warranty expense on products sold is charged against income at the time of sale. Other liabilities include accrued warranty costs of $3.4 million and $4.1 million at December 31, 1996 and 1997, respectively, of which $1.6 million and $2.3 million are classified as short-term.

  Advertising Expense

         The Company expenses the costs of advertising as incurred. Advertising expenses include the promotion of specific products and kinds of advertising include Company and product catalogues, business and industrial publications. Advertising expense was $1.7 million, $1.9 million and $1.3 million for the years ended December 31, 1995, 1996 and 1997, respectively.

  Research and Development

         Expenditures for research and development are expensed as incurred. Research and development expense was $2.3 million, $2.6 million and $3.2 million for the years ended December 31, 1995, 1996 and 1997, respectively.

  Income Taxes

         Full provision is made for taxation using the liability method on all temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates and laws.

Foreign Currency

         The functional currencies of the Company and its subsidiaries are their local currencies. The Company translates the financial statements of its non-U.K. subsidiaries into pounds sterling using year-end rates for balance sheet amounts and average rates for statements of operations and cash flows. Translation gains and losses are accumulated as a separate component of shareholders' equity.

         For U.S. reporting purposes, these consolidated financial statements are translated from pounds sterling into U.S. dollars using year-end rates for the balance sheets and average rates for statements of operations and cash flows in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation."

         Foreign currency transactions are converted into functional currencies at the rates of exchange ruling at the transaction date or translated at the year-end rate in the case of transactions not then finalized. Exchange gains and losses arising from transactions in foreign currencies are insignificant for all years presented.

         Forward foreign exchange contracts purchased from time to time to hedge future purchases are accounted for as hedges of anticipated transactions. The deferred gain or loss is recognized in earnings when the related transaction takes place.

  Stock Based Compensation

         The Company accounts for employee share option grants using the intrinsic value method in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, because the exercise price equals the estimated market price on the date of grant, no compensation expense has been recognized for stock option awards. The effect of applying the fair value method of Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" to the Company's option grants results in net income and earnings per share that are not materially different from the amounts reported.

  Earnings per Share

         In 1997, the Financial Accounting Standards Board issued Statement No.
128. "Earnings per Share". Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the former fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

  Concentrations of Business and Credit Risk

         Financial instruments which potentially subject the Company to credit risk consist principally of trade receivables. The Company performs on-going credit evaluations of its customers and generally does not require collateral. The Company maintains adequate reserves for potential losses and such losses, which have historically been minimal, have been within management's estimates.

         The Company sells the majority of its products to distributors and original equipment manufactures throughout North America, Europe and Asia-Pacific.

4.  Inventories

         Inventories consisted of the following:

                                                    December 31,
                                                   -------------
                                             1996               1997
                                             ----               ----
                                         (U.S. dollars in thousands)

Finished goods                                 $20,270           $16,365
Work-in-progress                                 3,994             2,861
Raw materials and supplies                       6,068             8,956
                                               -------           -------
                                               $30,332           $28,182
                                              --------          ---------

5.  Property, Plant and Equipment

         Property, plant and equipment, net, consisted of the following:

                                                         December 31,
                                                   1996               1997
                                                   ----               ----
                                                (U.S. dollars in thousands)

Cost:
Land and buildings                             $ 1,275           $ 1,378
Machinery and equipment                         14,746            20,096
Motor vehicles                                   1,193               913
                                               -------            ------
                                                17,214            22,387
Less accumulated depreciation
and amortization                                (5,505)           (7,439)
                                               -------           --------
Property, plant and equipment, net            $ 11,709           $14,948
                                              ---------          --------

6.  Bank Notes Payable

         In September 1997, the Company's U.S. subsidiary renewed a loan agreement (the Agreement) with a bank that provides for a revolving line of credit of up to $3.0 million. Borrowings under the Agreement would be secured by substantially all of the subsidiary's assets. Interest on the revolving line of credit is payable monthly at the prime rate less 0.5% percent (8.0% at December 31, 1997). The Agreement contains various restrictions and financial maintenance requirements. Additionally, the Company is required to maintain a compensating balance of $100,000. At December 31, 1997, no borrowings were outstanding on the revolving line of credit.

         Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At December 31, 1997, the Company had $1.5 million of foreign debt outstanding. The Company also has an additional $800,000 of unused foreign credit facilities. These facilities may be withdrawn at any time by the banks.

         The weighted average interest rates on short-term borrowings as of December 31, 1996 and 1997 were 4.8% and 4.1%, respectively.

7.  Fair Value of Financial Instruments

         The Company estimates the fair values of financial instruments at the balance sheet dates using available market information and appropriate valuation methodologies. These estimates are highly subjective in nature and involve uncertainties and significant judgment in interpretation of current market data. The estimated fair values of the Company's financial instruments approximate their carrying values at December 31, 1996 and 1997.

         The Company conducts its business in various foreign currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date they are consummated. The Company hedges some anticipated transactions, primarily intercompany purchases, through the use of forward contracts. Gains and losses on contracts that are designated and effective as hedges of such transactions are deferred and included in other assets or other liabilities, respectively. They are recognized in income in the same period as the hedged transactions. Deferred gains and losses on forward contracts and the related value at risk were not material at December 31, 1996 and 1997. There can be no assurance that these strategies will be effective.

8.  Redeemable Preferred Stock

         The Company at its option, redeemed all of the outstanding preferred shares at par in January 1997. The Company was required to redeem the shares by June 15, 1998 or as soon thereafter as the Company would be permitted to do so in accordance with local statutes. Holders of preferred shares earned a 3% dividend per annum and generally had no voting rights. In the event of liquidation, dissolution or winding up of the Company, the holders of preferred shares were entitled to receive repayment in full of the capital paid up on the share and payment of any dividends in arrears and accrued dividends in priority to the holders of any other class of shares in the capital of the Company.

9.  Stock Options

          The Company's Executive Stock Option Plan authorizes awards to employees in the form of options to purchase the Company's Ordinary Shares. The aggregate number of Ordinary Shares for which options may be granted under the plan is 850,000. Options granted under the plan are for periods not to exceed 10 years, and must be issued at the higher of par value or the fair market value of the shares on the date of grant. Options vest one year from the date of grant subject to any additional restrictions which may be imposed by the board of directors. The effect of applying the fair value method of Financial Accounting Standards Board Statement No. 123 "Accounting and Disclosure of Stock-Based Compensation" to the Company's option grants result in net income and earnings per share that are not materially different from the amounts reported. Prior to the Offering, the Company used the minimum value method to estimate the fair value of options at the grant date, assuming a risk free rate of 6%, no dividend yield and an expected life of 5 years. After the Offering, the Company adopted the Black-Scholes method to estimate the fair value of options at the date of grant, assuming a risk-free interest rate of 6%, volatility of 26%, no dividend yield and an expected life of 5 years.

    The following table summarizes share option activity for Ordinary Shares:


                                        1995                         1996                      1997
                               ------------------------ ------------------------------ -----------------------
                                              Weighted                      Weighted                 Weighted
                                              Average                        Average                  Average
                                              Exercise                      Exercise                 Exercise
                               Options           Price      Options            Price      Options       Price
                               ------------------------ -----------------------------  -----------------------
Outstanding beginning of year      165,000    $   0.86       150,000           $ 0.93      150,000  $    0.93
Granted                             15,000        1.93            -                        299,000      16.29
Exercised                                -                        -                        (93,750)      0.80
Forfeited                         (30,000)        1.04            -                              -          -
                               ----------------------- ------------------------------    -----------------------
Outstanding end of year            150,000  $     0.93       150,000           $ 0.93      355,250  $   13.89
                               ----------------------- ------------------------------    -----------------------

Exercisable at end of year          33,750                    71,250                        15,000
Weighted-average fair value
  of options granted during
  the year                      $     0.50                $       -                        $ 5.47


The weighted-average fair value of options granted during the year excludes the fair value of options granted at an exercise price exceeding the market price on the date of grant. The fair value and exercise price of these options were $4.80 and $17.60, respectively.

Share options outstanding at December 31, 1996 and 1997 are summarized as follows:

                                               Outstanding                                    Exercisable
                               --------------------------------------------   -----------------------------------
                                                          Weighted-
                                          Weighted        Average                                 Weighted
                                          Average         Remaining                               Average
                                          Exercise        Contractual                             Exercise
                               Number      Price                Life                 Number       Price
                               --------------------------------------------   -----------------------------------
December 31, 1996
   Exercise prices between
    $.75 and $1.93                150,000    $0.93                 7.7               71,250        $0.87

   Exercise prices between              -        -                  -                     -            -
    $16.00 and $17.60


December 31, 1997
   Exercise prices between
    $.75 and $1.93                 56,250    $1.14                 6.8               15,000        $1.49

   Exercise prices between
    $16.00 and $17.60             299,000    16.29                 8.5                    -            -


10.      Earnings per Share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                      1995            1996             1997
                                                ----------------- ----------------- ----------
                                                (U.S. dollars in thousands, except share and
                                                               per share data)

Numerator:
    Net income                                 $       11,344  $       16,941   $       19,788
                                               --------------  --------------   --------------

Denominator:
    Denominator for basic earnings per
share -- weighted-average shares                   10,535,965      10,535,965       10,738,578
    Effect of dilutive stock options                  137,524         141,319          125,467
                                                -------------   -------------    -------------
    Denominator for diluted earnings
per share -- adjusted weighted-
average shares
                                                   10,673,489      10,677,284       10,864,045
                                               --------------    ------------    -------------

Basic earnings per share                       $         1.08  $         1.61   $         1.84
                                               --------------  --------------   --------------

Diluted earnings per share                     $         1.06  $         1.59   $         1.82
                                               --------------  --------------   --------------

11.  Commitments

         The Company has purchase commitments with various vendors for approximately $4.7 million as of December 31, 1997. These purchase commitments are payable during 1998.

         Future minimum lease payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1997:

                                            Capital         Operating
                                            Leases           Leases
                                            -------         ---------
                                           (U.S. dollars in thousands)

1998                                         $ 716           $ 1,719
1999                                           313             1,084
2000                                            39               548
2001                                            --               137
2002                                            --                89
Thereafter                                      --                44
                                            ------             -----
Total minimum lease payments                 1,068            $3,621
                                                              ------
Less amount representing interest             (62)
                                             -----
                                             1,006
Less current portion                         (662)
                                            ------
Long-term obligation                        $  344
                                            ------


         Property, plant and equipment include the following amounts for leases that have been capitalized at December 31, 1996 and 1997:

                                                  December 31,
                                          1996                 1997
                                          ----                 ----
                                          (U.S. dollars in thousands)

Machinery and equipment                  $2,259               $1,764
Motor vehicles                              323                   --
                                         ------                -----
                                          2,582                1,764
Less accumulated depreciation              (864)                (510)
                                         ------               ------
                                         $1,718               $1,254
                                         ------               ------

         Amortization of leased assets, over the shorter of the lease term and their useful economic life, is included in depreciation expense. The interest element of the rental obligations is charged to income over the period of the lease at the estimated effective interest rate implicit in the lease.

         Rent expense charged to operations for the years ended December 31, 1995, 1996 and 1997 was $1.9 million, $1.6 million and $1.8 million, respectively.

12.  Income Taxes

         For financial reporting purposes, income before income taxes includes the following components:

                                 Year ended December 31,

                               1995           1996              1997
                               -----          ----              ----
                              (U.S. dollars in thousands)

Pretax income:
   United Kingdom            $   1,020        $ 1,190           $ 1,775
   Foreign                      11,981         18,188            21,380
                               --------        -------           -------
                             $  13,001        $19,378            23,155

Significant components of the provision for income tax expense were as follows:

                                Year ended December 31,
                              1995          1996                1997
                              ----          ----                ----
                              (U.S. dollars in thousands)

Current:
   United Kingdom          $ --             $    9             $    --

   Foreign                  1,657            2,428               5,035
                            -----           ------               ------
   Total Current           $1,657            $2,437             $5,035
                           -------          -------            ---------

Deferred:
   United Kingdom             --                --                  --
   Foreign                    --                --               (1,668)
   Total provision for
   income taxes            $1,657           $2,437               $3,367
                           --------        -------              --------

         The effective tax rate on earnings before income taxes varies from the current U.K. statutory income tax rate as follows:


                                                       December 31,
                                                       ------------
                                               1995        1996        1997
                                               ----        ----        ----

Provision at statutory rate                     33%         33%         31%
Reduction in valuation allowance
  relating to utilization
  of NOL carry forwards and other
  deferred tax assets                          (17)          (18)        (7)
Release of valuation allowance                  --            --         (7)
Amortization of negative goodwill               (2)           (1)        (1)
Tax credits                                     (1)           --         --
Other--net                                      --            (1)        (1)
                                              -----         -----      -----
Effective tax rate                              13%           13%        15%
                                              -----         -----      -----

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                    December 31,
                                                    ------------
                                              1996                 1997
                                              ----                 ----
                                            (U.S. dollars in thousands)

Deferred tax liabilities                    $    599           $    220
                                            --------           ---------

Deferred tax assets:
   Fixed assets                                4,449             1,749
   Net operating losses                       12,321             9,423
   Other                                       2,978             3,313
Valuation allowance                         (19,149)           (12,597)
                                            -------            --------
Net deferred tax assets                     $    599          $  1,888
                                            --------          --------

         Having adopted FAS 109 "Accounting for Income Taxes", a valuation allowance has been provided against the net deferred tax assets for financial reporting purposes in respect of temporary differences and net operating loss carryforwards. These deferred tax assets primarily relate to existing net operating losses and basis differences that arose as part of the June 15, 1993 acquisition. At the time of the acquisition, it was management's belief that it was more likely than not that the related tax benefits would not be realized. Therefore, a valuation reserve was established. Certain of these net operating losses and future tax deductions are subject to limitations under foreign tax law which are described further below. When the deferred tax assets from the acquisition are realized, the Company records a reduction in the current year income tax expense equal to the valuation reserve which has been realized. In addition, as a result of continuing profitability in the U.S., the valuation allowance has been reduced by $1.9 million in respect of deferred tax assets expected to be utilized in the next two years.

         At December 31, 1997, the Company had net operating loss carryforwards ("NOLs") of approximately $1.5 million for U.K. tax purposes. There is no expiration date for these losses. In addition, the Company had approximately $28.5 million of NOLs for foreign income tax purposes, of which $18.8 million will be allowable against national taxes and $9.7 million will be allowable against local trade taxes. The NOLs and certain future tax deductions in the U.S. will be limited under Section 382 of the Internal Revenue Code to $0.6 million per year. The Company and its subsidiaries file for group relief or consolidated tax returns in the jurisdictions where available.

         The Company has not provided for taxes on undistributed foreign earnings since the Company intends to reinvest these earnings in the future growth of the business. Determination of the amount of unrecognized deferred U.K. income tax liability is not practicable because of the complexities associated with the calculation.

13.  Pension Plans

         The Company operates four defined benefit plans in the United States, Germany and Japan. The plans are generally funded in advance by contributions from members at levels set in the rules, and from the Company at rates assessed by each plan's professionally qualified actuaries. Plan assets consist principally of corporate and government bonds and common stocks.

         Pension expense for the Company's defined benefit plans consists of the following:

                                           Year ended December 31,
                                       1995         1996         1997
                                       ----         ----         ----
                                         (U.S. dollars in thousands)

Service cost                           $   500     $  456       $  332
Interest cost on projected
  benefit obligation                       938        971          882
Actual return on plan assets              (662)      (320)       (333)
Net amortization and deferral              276        (45)        (58)
                                        ------     -------     -------
Net periodic pension cost              $ 1,052     $1,062       $  823
                                       -------    --------     --------

         The funded status of the plans was as follows:

                                                        December 31,
                                                    1996            1997
                                                    ----            ----
                                                    (U.S. dollars in thousands)

Actuarial present value of
  benefit obligations:
Vested benefit obligation                          $13,070           $12,222
Accumulated benefit obligation                      14,131            13,157
                                                   -------           -------
Projected benefit obligation                        15,216             14,082
Plan assets at fair value                            5,207             5,189
                                                   -------           -------
Projected benefit obligation in excess
  of plan assets                                  $ 10,009            $8,893
Unrecognized net gain                                  944               995
Unamortized transition liability                      (503)             (449)
Adjustment to recognize minimum liability              540                43
                                                   -------          --------
Accrued pension cost                               $10,990            $9,482
                                                   -------           -------

         The assumptions used in determining the funded status of the plans were as follows:

                                                     December 31,
                                                     -----------
                                            1995      1996          1997
                                            ----      ----          ----

Discount rate                           2.9-7.0%      2.9-7.0%     2.9-7.0%
Rate of increase in compensation
  levels                                2.2-3.0%      2.2-2.5%     2.2-2.5%
Expected long-term rate of
  return on assets                      2.9-9.0%      2.9-9.0%     2.9-9.0%

14.  Other Benefit Plans

         In addition to the Company's defined benefit pension plans, the Company's U.S. subsidiary provides health care and life insurance benefits for certain retired employees, and life insurance benefits for certain active employees. The health care and life insurance plans are non-contributory and the health care plan contains other cost-sharing features such as deductibles and coinsurance.

         Net periodic postretirement benefit cost includes the following components:

                                      Year ended December 31,
                                      -----------------------
                                 1995            1996           1997
                                 ----            ----           ----
                                    (U.S. dollars in thousands)

Service cost                      $5              $ 6            $ 6
Interest cost                     54               65             63
Amortization cost                 --               18             15
                                 ----              ---           ---
                                 $59              $89            $84
                                 ---              ---            ---

         The following table sets forth the plans' funded status and accumulated postretirement benefit obligation which has been fully accrued in the Company's consolidated balance sheet:

                                               December 31,
                                               ------------
                                          1996              1997
                                          ----              ----
                                         (U.S. dollars in thousands)

Accumulated postretirement
  benefit obligation:
Retirees                                  $ 758            $ 708
Active plan participants                   185               203
                                          ----              ----
                                           943               911
Unrecognized net loss                     (239)             (178)
                                          -----             -----
Accrued postretirement benefit cost      $ 704             $ 733
                                         -----             -----


         The annual assumed health care cost trend is 8% for the two years subsequent to December 31, 1997 and is assumed to decrease to 6% and remain at that level thereafter. The effect of a 1% annual increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 2.7%.

15.  Contingencies

         In 1997, the Company received notice from the Ohio Environmental Protection Agency that no further action is required for remediation at the Company's former Columbus, Ohio site. The Company remains involved in cleanup efforts at a Company owned site. The total anticipated cost of the cleanup efforts is $3.4 million of which $1.2 million has been spent as of December 31, 1997. Remaining accrued cleanup costs total $2.2 million of which $0.5 million and $1.7 million are classified in the consolidated financial statements as short-term and long-term accrued liabilities, respectively.

         Because of the uncertainties relating to remediation activities, the future expenditures to remediate the currently identified sites could be higher than the accrued liability. Although it is difficult to assess the final outcome related to environmental exposures, management believes that these liabilities are fully accrued for in the accompanying consolidated financial statements.

16.  Segment Information

         A summary of the Company's operations by geographic area follows:

                                                                   Year ended and at December 31, 1995
                                                                   -----------------------------------
                                          United      Rest of    North
                                          Kingdom     Europe    America       Asia/Pacific    Eliminations    Consolidated
                                          -------     -------   --------      ------------    ------------    ------------
                                                                   (U.S. dollars in thousands)

Sales to unaffiliated companies            $ 9,406   $ 60,450    $45,418         $23,981         $     --        $139,255
Transfers between geographic area              117     21,066     10,350             151          (31,684)             --
                                           -------   --------    -------         -------         --------        --------
Net Sales                                  $ 9,523   $ 81,516    $55,768         $24,132         $(31,684)       $139,255
                                           -------   -------     -------         -------          -------        --------
Operating income                           $   395   $  7,747    $ 3,717         $ 1,145         $     --        $ 13,004
Identifiable assets                          3,810     48,595     18,978          14,640               --          86,023

                                                                   Year ended and at December 31, 1996
                                                                   ------------------------------------
                                          United      Rest of    North
                                          Kingdom     Europe    America       Asia/Pacific    Eliminations    Consolidated
                                          -------     -------   -------       ------------    ------------    ------------
                                                                   (U.S. dollars in thousands)

Sales to unaffiliated companies            $10,037   $ 61,142    $53,732         $23,238         $     --        $148,149
Transfers between geographic area              180     42,392     12,829             255          (55,656)             --
                                           -------   --------    -------         -------         --------        --------
Net Sales                                  $10,217   $103,534    $66,561         $23,493         $(55,656)       $148,149
                                           -------   --------    -------         -------          -------        --------
Operating income                           $   559   $  9,601    $ 5,336         $ 2,005         $     --        $ 17,501
Identifiable assets                          4,872     49,196     23,761          15,897               --          93,726



                                                                           Year ended and at December 31, 1997
                                                                           -----------------------------------
                                             United  Rest of  North
                                             Kingdom Europe   America           Asia/Pacific     Eliminations   Consolidated
                                             ------- -------  -------           ------------     ------------   ------------
                                                                            (U.S. dollars in thousands)

Sales to unaffiliated companies            $11,248   $ 56,975    $57,439         $22,726         $     --        $148,388
Transfers between geographic area              164     38,772     13,647             108          (52,691)             --
                                           -------   --------    -------         -------         --------        --------
Net Sales                                  $11,412    $95,747    $71,086         $22,834         $(52,691)       $148,388
                                           -------    -------    -------         -------         ---------       --------
Operating income                         $   2,309   $  7,927    $ 8,586         $ 1,940         $     --        $ 20,762
Identifiable assets                         10,098     51,868     30,847          14,680               --         107,493

                                                                     SCHEDULE II

                            DENISON INTERNATIONAL PLC

                        VALUATION AND QUALIFYING ACCOUNTS

                                                                        Additions
                                                                  --------------------
                                      Balance at     Charged to     Charged to                      Balance at
                                      beginning      costs and        other          Deductions     end of
                                      of period      expenses       accounts       (write-offs)     period
                                     -----------    -----------   -----------      ------------    -----------
Description

Allowance for bad and doubtful
  debts
  Year ended December 31, 1995           2,667            590         4  (a)          (591)          2,670
  Year ended December 31, 1996           2,670            692        12  (a)          (836)          2,538
  Year ended December 31, 1997           2,538          1,291     (210)  (a)          (532)          3,087

(a) Exchange adjustment