Form 20-F
period 1998-12-31
DENISON INTERNATIONAL PLC
filed 1999-03-31
CIK 1042598

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

/ /         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

/ /         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________
                        Commission file number: 000-29358

                            Denison International plc
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                England and Wales
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 OQH
                                     England
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class    Name of each exchange on which registered
        -------------------    -----------------------------------------
               None                               None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

   American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share, $0.01 par value
--------------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   11,097,450 Ordinary Shares, $0.01 par value
                7,015 `A' Ordinary Shares, (pound)8.00 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes /X/       No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 / /    Item 18  /X/
================================================================================

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----

PART I

     Item 1.  Description of Business.............................................................................2

     Item 2.  Description of Property............................................................................12

     Item 3.  Legal Proceedings..................................................................................12

     Item 4.  Control of Registrant..............................................................................12

     Item 5.  Nature of Trading Market...........................................................................13

     Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.................................13

     Item 7.  Taxation...........................................................................................14

     Item 8.  Selected Financial Data............................................................................22

     Item 9.  Management's Discussion and Analysis of Financial Condition and Results of Operations..............24

     Item 9A.  Quantitative and Qualitative Disclosures About Market Risk........................................31

     Item 10.  Directors and Officers of Registrant..............................................................32

     Item 11.  Compensation of Directors and Officers............................................................33

     Item 12.  Options to Purchase Securities from Registrant or Subsidiaries....................................33

     Item 13.  Interest of Management in Certain Transactions....................................................34

PART II

     Item 14.  Description of Securities to be Registered........................................................34

PART III

     Item 15.  Defaults Upon Senior Securities...................................................................34

     Item 16.  Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds..........34

PART IV

     Item 17.  Financial Statements..............................................................................34

     Item 18.  Financial Statements..............................................................................34

     Item 19.  Financial Statements and Exhibits.................................................................34

     As used herein, references to the "Company" and "Denison" refer to Denison International plc and its subsidiaries, unless the context indicates otherwise.

     References to Shares herein refer to (i) the Ordinary Shares of Denison, $0.01 par value per Ordinary Share (the "Ordinary Shares") and (ii) Denison's American Depositary Shares ("ADSs"), each of which represents one Ordinary Share. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     Denison publishes its financial statements in U.S. dollars. In this Form 20-F, references to "dollars" or "$" are to U.S. dollars and references to "pounds sterling," "(pound)" or "p" are to U.K. currency. Except as otherwise stated herein, all monetary amounts in this Form 20-F have been presented in dollars.

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

     The discussion below contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company's actual results, performance or achievements in future periods could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in Item 1 of this Form 20-F, as well as those discussed elsewhere in this Form 20-F. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F unless otherwise required by law.

                                     PART I

Item 1.  Description of Business.

                                    BUSINESS

Overview

     Denison designs, manufactures, sells and services highly-engineered components for use in hydraulic fluid power systems, as well as complete hydraulic fluid power systems. Hydraulic systems, which are part of larger pieces of machinery and equipment, provide the force to move and position very heavy materials and equipment as well as the precision to move and position very light loads with a high degree of accuracy. The components manufactured by the Company for these systems include hydraulic pumps, motors, manifolds, and valves. Many of Denison's products are designed to be used under demanding conditions, such as elevated pressure, high temperature, variable speed and low decibel levels. The Company sells its products globally to a diverse group of end-users for use in a broad array of industrial applications, such as machine tools and material handling equipment, various mobile applications, such as construction, agricultural and utility equipment, and in marine applications, such as military equipment.

     The Company focuses on the specialty segment of the hydraulic power market and works closely with its customers to meet their specified performance objectives. Denison's product offerings include a wide variety of piston pumps and motors; vane pumps and motors; manifold systems; pressure, directional and proportional valve products; and electronic control products. Denison's products enjoy excellent brand recognition and significant market share in certain sectors of the market targeted by the Company. The Company markets and sells its products primarily through a global network of regional sales and service subsidiaries, independent fluid power equipment distributors and, to a lesser extent, directly to end-users. In the United States, the Company relies primarily on independent fluid power distributors which also distribute other products that do not generally compete with Denison's. In Europe and Asia, Denison primarily sells its products directly to OEMs through its regional sales and service subsidiaries. For certain information concerning the Company's revenue, operating profit and identifiable assets attributable to each of the Company's geographical market segments, see Note 15 of Notes to Consolidated Financial Statements.

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

     The Company was incorporated in England and Wales as a private company limited by shares in March 1993 and was re-registered as a public limited company on July 28, 1997. On August 8, 1997, the Company completed an initial public offering in which it issued and sold 450,000 Ordinary Shares at $16.00 per share. The net proceeds from the offering were $4,480,000. In December 1998 the Company acquired 100% of the shares of Lokomec Oy, a manufacturer and distributor of highly engineered manifold systems located in Tampere, Finland.

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

Products

     The Company designs, manufactures, sells and services a broad range of components for use in hydraulic fluid power systems, as well as complete hydraulic fluid power systems, for applications with high reliability, performance, precision and durability requirements. The Company's primary products are piston pumps and motors, vane pumps and motors, manifolds, and valves. In 1998, piston pumps and motors accounted for 29.6% of the Company's net sales, vane pumps and motors accounted for 31.4% of the Company's net sales and manifolds and valves accounted for 30.0% of the Company's net sales. In addition, the Company manufactures electronic control products and certain other components and accessories used in hydraulic systems. Other products sales accounted for 9.0% of the Company's net sales.

     The markets served by the Company are substantial and diversified, with no single customer accounting for 4% or more of its net sales in 1998. The Company's products are used in many different industrial, mobile and marine applications, including mining machinery, drilling equipment, excavators, cranes, machine tools, die casting and plastics processing machinery.

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

     All Denison piston pumps are manufactured at the Company's Marysville, Ohio facility. During 1998, the Marysville plant produced and shipped in excess of 12,000 units.

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

     All Denison vane pumps are manufactured at the Company's Vierzon, France facility. During 1998, the Vierzon plant produced and dispatched in excess of 70,000 units.

Manifolds

     Manifolds are machined steel or aluminum blocks, which act as housing for surface mounted, or cartridge valves, which control the operation of a wide variety of hydraulic equipment such as presses, bailers, lifting devices, and mobile machinery and equipment. Manifolds are utilized in conjunction with pumps, motors, cylinders, and valves to form a complete hydraulic system.

     Systems are a growing trend in the hydraulics industry as customers are essentially outsourcing the hydraulics engineering expertise and component integration to a single supplier offering a complete "package". The manufacture and sale of manifolds offers the Company an avenue to utilize our engineering expertise to sell additional valves, which are often not competitive if sold as individual items. Substantially all of Denison's manifolds are manufactured at the Company's Tampere, Finland facility acquired in December 1998.

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

     All Denison valves are manufactured at the Company's Hilden, Germany plant, with the exception of the proprietary design smaller directional control valves, which are manufactured for the Company pursuant to an agreement with a Czech company, a line of pressure control valves, manufactured for Denison by a Swiss company, and a line of cartridge valves, manufactured for Denison by an English company. In each case, the manufacturing company produces the valves using Denison's specification. During 1998, the Hilden factory supplied approximately 210,000 units, of which approximately 120,000 were manufactured at the Hilden factory.

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

     Denison's large installed customer base provides it with significant aftermarket sales of spare parts and services. In the past, the highest level of aftermarket service has been piston pumps which tend to be more complex and require more maintenance than vane pumps. Approximately 110,000 piston pumps and 320,000 vane pumps have been manufactured by Denison and are currently in use and therefore may be subject to service. In 1998, 11.2% of the Company's net sales were derived from aftermarket services, primarily the sales of spare and replacement parts.

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

     As of December 31, 1998, Denison's research and development staff consisted of a total of 42 employees. Twenty-one of these employees conduct research and development on piston pumps and motors at Denison's Ohio facility; ten focus on research and development related to vane pumps and motors at Denison's France facility; and eleven perform research and development on industrial valves at Denison's Germany plant. The main activities of the research and development staff involve modifying and improving existing products and designing variations of existing products to suit specific customer needs. A smaller portion of their time is spent on developing new concepts and new product designs. Denison currently has no plans to significantly change the number of its R&D employees. Denison incurred research and development costs of $3.1 million, $3.2 million and $2.6 million in the years ended December 31, 1998, 1997 and 1996, respectively.

Manufacturing and Suppliers

     The Company's production facilities are located in Marysville, Ohio, Vierzon, France, Tampere, Finland and Hilden, Germany. The Marysville plant manufactures piston pumps and motors, the Vierzon plant manufactures vane pumps and motors, the Tampere plant manufactures manifolds, and the Hilden plant manufactures valves. The manufacturing plants have undergone significant upgrading and rationalization in recent years and are now in superior manufacturing condition. Currently, the facilities are operated in two to three shifts with the possibility of increasing capacity with existing machinery by increasing working hours. Approximately 31% of the manufacturing workforce is dedicated to the production of piston pumps and motors, 39% to the production of vane pumps and motors, 8% to the production of manifolds and 22% to the production of valves. Each facility is equipped with testing equipment to maintain the Company's high quality control standards. Both the Vierzon and Hilden facilities are ISO9001 certified and the Marysville facility is working toward ISO certification.

     The Company manufactures in-house virtually all of the high value-added or quality critical components such as the rotating groups, body components and controls used to build its products. The Company has computerized numerically controlled type flexible machinery and equipment that is organized in a series of work cells, utilizing just-in-time production scheduling techniques. The Company has spent $25.0 million on new production equipment in the last four years. As a result of these investments, significant gains in productivity efficiency have been realized since 1993. Management believes that the improvement programs in progress will further add to efficiency and promote cost reductions, particularly in piston pump and valve production.

     The Company's ability to produce components to high-level standards of complex design makes it difficult for competitors to offer products of equal performance for certain demanding applications. Modern and innovative machining practices are employed to produce a wide array of products, while assuring process control. The Company also utilizes specialized and precision grinding methods that allow superior speed, precision and efficiency, and innovative fabrication and manufacturing processes. All manufacturing processes employed are well proven and support the Company's efforts to produce products that are both highly durable and reliable.

     The primary products purchased from suppliers are castings (all products), solenoids (valves), turned parts (valves), steel bars (vane and piston), steel and aluminum stock (manifolds), bearings (vane and piston), brass (piston) and shafts. The Company has implemented an aggressive program of consolidating suppliers of component parts and raw materials. This program has resulted in an increased supply of component parts, improved quality, and reduced costs of production materials. Currently, there are few common suppliers between the different manufacturing facilities. Management anticipates that the continuation of this program will yield additional savings in the future.

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

Sales and Marketing

     Denison has an extensive and well-trained international sales network comprised of 16 regional sales and service subsidiaries and 193 independent fluid power equipment distributors in 52 countries. Distributors buy products from the Company and resell them to end-users. To a small extent, other manufacturers' products are distributed through the Company's channels, however, the Company's distributors do not typically carry products which compete with the Company's products. Denison's sales and service subsidiaries are full service offices engaged in the customized modification, design, manufacture, packaging, sale and servicing of the Company's hydraulic components and systems. Typically, the sales and service subsidiaries as well as the distributors are staffed with professional engineers who are capable of designing hydraulic systems to meet the requirements of customers' applications. The network is divided into three main geographical regions: Europe, North America and the Asia-Pacific region.

     The Company has a particularly strong sales and marketing network in the United States, which is comprised of 44 sales and marketing employees in 10 states, as well as 27 independent distributors. Direct sales to OEMs and the government account for approximately 46% of total U.S. net sales, with the balance of U.S. net sales effected through distributors.

     Denison's regional sales and service subsidiaries are located in 16 countries around the world, including Germany, the United Kingdom, France, Italy, Scandinavia, Spain, Singapore, Hong Kong, Japan and Australia. Denison's plants supply pumps, manifolds and valves to its regional subsidiaries, which maintain small inventories of the components and parts with the highest customer demand. Each of the regional subsidiaries has the capacity to modify or convert pumps, motors and valves on-site to meet specific needs of customers, thus allowing the subsidiaries to offer a flexible product line without maintaining an extensive inventory. The regional subsidiaries also have sophisticated test rigs to permit on-site diagnosis and repair of Denison products. Together with the additional 193 distributors throughout the world, the regional subsidiaries constitute an international sales network providing extensive support in application engineering, service and repair parts for Denison products worldwide.

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

Customers

     Denison's broad base of well-known customers in the hydraulics industry in the United States, Europe and the Asia-Pacific region attests to the high reliability and quality of the Company's products. In 1998, Denison's top ten OEM and direct end-user customers accounted for approximately 12% of net sales, and the top ten customers overall accounted for approximately 12% of net sales. The markets served by the Company are substantial and diversified, with no single customer accounting for more than 4% of the Company's net sales in 1998.

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

Backlog

     The Company's backlog of unfilled firm orders was $22.2 million at December 31, 1998, compared with $26.6 million at December 31, 1997. The Company estimates that approximately 98% of the December 31, 1998 backlog will be filled by December 31, 1999.

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

     The Company has a large number of competitors, some of which are full-line producers and others that are niche suppliers like the Company. The most significant competitors market globally. In addition, the Company faces competition from a number of local companies in regional markets. Full-line producers have the ability to provide integrated hydraulic systems to customers, including components functionally similar to those manufactured by the Company. There has been some consolidation activity in recent years, with large, full-line producers filling out their product lines with the acquisition of smaller, privately held producers. The Company's main competitors by product include Rexroth, Oilgear, Hydrakraft and Parker Hannifin (piston products); Vickers, Atos and Parker Hannifin (vane products); and Rexroth, Bosch, Vickers, Atos and Parker Hannifin (valve products). In addition, various small regional companies compete with the Company's manifold product lines.

Employees

     As of December 31, 1998, the Company had 983 full-time employees, including 528 employees in manufacturing and operations, 42 employees in product development, 211 employees in sales and marketing and 202 employees in management and administration. In addition, the Company utilizes the services of approximately 70 temporary employees. Of the Company's full-time employees, 250 are working in the United States, 183 in Germany, 276 in France, 52 in Finland and the remainder in the Company's sales and service facilities. The Company has not experienced any work stoppage and considers its relations with its employees to be satisfactory.

     There is a collective bargaining agreement with the International Association of Machinists and Aerospace Workers Local Lodge 427, which covers all hourly-paid production and maintenance employees (125 employees overall) at the U.S. facility and expires in June 1999. Management at the U.S. facility knows of no grievances which are likely to threaten work stoppage. The French facility has a collective bargaining agreement, the "Convention Collective de la Matallurgie," which covers all employees and is mandatory in French companies which engage in activities such as Denison's. The non-management personnel are represented by several unions. While the German facility is not directly subject to collective bargaining agreements, it does adopt certain provisions of collective bargaining agreements applicable to the metalworking industry in its employment contracts. Such provisions relate to matters such as working conditions, wages and year-end bonuses. Management at each of the facilities believes labor relations to be good.

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

     Investigations of the Company's European facilities have identified areas of contamination and some practices which may be in violation of applicable regulations. The Company is in the process of determining whether any remediation and/or any changes in current practices are necessary. There can be no assurance that remediation of these facilities will not be required or that fines or sanctions will not be imposed on the Company for violations of environmental law, if any are determined to exist. While management does not believe that compliance with environmental requirements is likely to have a material adverse effect on the Company, there can be no assurance that future additional environmental compliance or remediation obligations will not arise at one or more of the Company's facilities or that such obligations could not have a material adverse effect on the Company's financial condition or results of operations. The Company has an accrual of $1.8 million at December 31, 1998 for anticipated future costs related to environmental liabilities. See Note 14 of Notes to Consolidated Financial Statements.

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

Item 2.  Description of Property.

     Denison has administrative, sales and manufacturing facilities located in Marysville, Ohio; Vierzon, France; Tampere, Finland; and Hilden, Germany. All four facilities are owned by the Company and occupy 170,000, 174,100, 120,000 and 146,600 square feet, respectively. The Marysville plant manufactures piston pumps and motors, the Vierzon plant manufactures vane pumps, and motors, the Tampere plant manufactures manifolds, and the Hilden plant manufactures valves. The manufacturing plants have undergone significant upgrading and rationalization in recent years and are now in superior manufacturing condition. Currently, the facilities are operated in two to three shifts with the possibility of increasing capacity with existing machinery by increasing working hours. Approximately 29% of the manufacturing workforce is dedicated to the production of piston pumps and motors, 40% to the production of vane pumps and motors, 8% to the production of manifolds and 23% to the production of valves. Each facility is equipped with testing equipment to maintain the Company's high quality control standards. Both the Vierzon and Hilden facilities are ISO9001 certified and the Marysville facility is working toward ISO certification.

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

Item 4.  Control of Registrant.

     The table below sets forth certain information with respect to the beneficial ownership of the Shares by the principal shareholders (each person or entity known to the Company to own beneficially ten percent or more of the shares) at March 1, 1999.

Title of Class              Identity of Person or Group                   Amount Owned (1)         Percent of Class
--------------              ---------------------------                   ----------------         ----------------

Ordinary Shares             J. Colin Keith (2)                                1,400,000                 12.6%

Ordinary Shares             Anders C.H. Brag (2)                              1,350,000                 12.2%

Ordinary Shares             E.F. Gittes (2)                                   1,200,000                 10.8%

Ordinary Shares             All directors and executive officers as
                            a group (8 persons) (3)                           4,109,070                 37.0%

(1) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the Securities Exchange Act of 1934 which deem shares to be beneficially owned by any person who has, or shares, voting or investment power with respect to the Ordinary Shares. Unless otherwise indicated, the Company believes based on information furnished by such persons, that the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned.

(2) Mr. Keith is Chairman of the Board of Directors of the Company; Mr. Brag is Managing Director of the Company; Mr. Gittes is a Director of the Company.

(3) Includes an aggregate 74,070 Ordinary Shares held for the account of Christopher Mills, a Director of the Company, and certain members of his family.

Item 5.  Nature of Trading Market.

     The principal trading market for the Company's securities is ADSs listed on the Nasdaq National Market. The Company's ADSs have traded in the U.S. since August 8, 1997 under the symbol "DENHY". Each ADS represents one Ordinary Share, par value $0.01 per Ordinary Share. Each ADS is evidenced by an ADR. Bankers Trust Company is the Depositary for the ADRs. As of December 31, 1998, 11,097,450 ADSs were held by 16 registered ADR holders. The largest holder, The Depository Trust Company, holds 5,839,413 ADSs representing 74 participants.

     The following table shows the high and low sales prices of the ADSs on the Nasdaq National Market for each quarterly period since the offering of the ADSs to the public in August 1997.

                                                      Price per ADS (US$)
                                                     ----------------------
                     Quarterly Period Ended          High            Low
                     ----------------------          ----            ---
      September 30, 1997 (from August 7, 1997)       19.375          17.250
      December 31, 1997                              21.125          15.875
      March 31, 1998                                 18.50           15.25
      June 30, 1998                                  20.75           17.25
      September 30, 1998                             20.25           12.50
      December 31, 1998                              14.75           11.75

     At March 29, 1999, the last reported price for an ADS on the Nasdaq National Market was $13.00.

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

Item 7.  Taxation.

     The following is a summary of certain material U.S. federal income and U.K. tax consequences for holders of Ordinary Shares or ADSs. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, final, temporary and proposed regulations thereunder, published rulings and court decisions) and the tax law and practice of the United Kingdom, as well as on the Income Tax Convention between the United States of America and the United Kingdom (the "Treaty") and the Estate and Gift Tax Convention Between the United States of America and the United Kingdom (the "Estate Tax Treaty") all as in effect at the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

     For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Ordinary Shares or ADSs that is (i) a citizen or resident of the United States,
(ii) a corporation or partnership organized under the laws of the United States,
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control substantial decisions of the trust. The term "United States" means the United States of America (including the States and the District of Columbia). A "Non-U.S. Holder" is any beneficial owner of Ordinary Shares or ADSs that is not a U.S. Holder.

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

     As a result of changes brought in by the Finance (No. 2) Act of 1997, the Company is no longer required to account to the U.K. Inland Revenue for an ACT on dividends paid on or after April 6, 1999.

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

  United States Federal Income Taxation

     U.S. Holders. Upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Generally, such gain or loss will be capital gain or loss. Under recently enacted legislation, the maximum regular individual U.S. federal income tax rate on capital gains is 20% for assets held for more than 12 months. Capital gains on the sale of assets held for one year or less are subject to U.S. federal income tax at ordinary income rates. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by the United Kingdom directly on the gain from such a sale or other disposition would generally be eligible for the U.S. foreign tax credit; however, because the gain would be U.S. source, the U.S. Holder might not be able to use the credit otherwise available because of the foreign tax credit limitation rules.

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

  Passive Foreign Investment Company Considerations

     Special United States federal income tax rules apply to U.S. Holders owning shares of a "passive foreign investment company" ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value (or, if a CFC or if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Based on an analysis of current law and of its financial position, the Company believes that it is not a PFIC for United States federal income tax purposes and does not anticipate that it will become a PFIC in the foreseeable future, although no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner which affects the PFIC determination. If the Company were classified as a PFIC, a U.S. Holder could be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Ordinary Shares or ADSs or upon the receipt of "excess distributions", unless such U.S. Holder elected to be taxed currently on its pro rata portion of the Company's income (a "QEF Election"), whether or not such income was distributed in the form of dividends or otherwise. Under recently enacted legislation, for tax years beginning after 1997, U.S. Holders may elect to mark to market stock in a marketable PFIC (a "Mark to Market Election"). In general, U.S. Holders making a Mark to Market Election would be required to recognize each year as ordinary income or loss the difference between the U.S. Holder's adjusted basis in their PFIC shares and the fair market value of such shares. The Company intends to monitor its status under the PFIC rules and, in the event that the Company makes a determination that it is a PFIC for any taxable year, it will promptly notify its U.S. Holders of such determination and will provide its U.S. Holders with the required information necessary to make the QEF Election.

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

Item 8.  Selected Financial Data.

     The selected consolidated financial data for each of the five years in the period ended December 31, 1998 are derived from the Consolidated Financial Statements of the Company. The selected consolidated financial data of the Company set forth below are qualified by reference to, and should be read in conjunction with the Consolidated Financial Statements, Related Notes and other financial information included in this Form 20-F.

Consolidated Statement of Operations Data:

                                                            Year Ended December 31,
                                ------------------------------------------------------------------------------
                                     1998             1997            1996             1995            1994
                                     ----             ----            ----             ----            ----
                                                             (Dollars in thousands)

Net sales                       $    145,253     $     148,388   $     148,149    $    139,255    $    115,847
Cost of sales                         90,917            94,008          95,312          91,185          76,738
                                ------------     -------------   -------------    ------------    ------------
Gross profit                          54,336            54,380          52,837          48,070          39,109
Selling, general
  and administrative
  expenses                            33,028            33,618          35,336          35,066          28,066
                                ------------     -------------   -------------    ------------    ------------
Operating income                      21,308            20,762          17,501          13,004          11,043
Other income                               0             2,175           1,829             369             258
Interest income
  (expense), net                         938               218              48            (372)           (581)
                                ------------     -------------   -------------    ------------    ------------
Income before taxes                   22,246            23,155          19,378          13,001          10,720
Provision for income
  taxes                                5,956             3,367           2,437           1,657             858
                                ------------     -------------   -------------    ------------    ------------
Net income                      $     16,290     $      19,788   $      16,941    $     11,344    $      9,862
                                ============     =============   =============    ============    ============
Basic earnings per share        $       1.47     $        1.84   $        1.61    $       1.08    $       0.94
                                ============     =============   =============    ============    ============
Diluted earnings per share
                                $       1.46     $        1.82   $        1.59    $       1.06    $       0.93
                                ============     =============   =============    ============    ============

Consolidated Balance Sheet Data:

                                                               At December 31,
                                -------------------------------------------------------------------------
                                     1998          1997            1996              1995            1994
                                     ----          ----            ----              ----            ----
                                                          (Dollars in thousands)
Cash and cash
  equivalents                   $    35,799    $    30,337     $    19,144     $    16,001       $  11,442
Working capital                      66,432         63,834          51,074          39,782          32,364
Total assets                        143,457        107,493          93,726          86,023          68,450
Total debt(1)                        12,881          2,478           4,177           8,889          10,520
Redeemable preferred stock               --             --           1,141           1,036           1,044
Total shareholders' equity           78,527         59,552          39,120          24,355          11,998

(1) Total debt comprises bank notes payable with a maturity of less than one year, long-term debt (including current portion) and capital lease obligations (including current portion).

Dividends

     The Company has never declared or paid dividends on its Ordinary Shares. The Company currently intends to retain its earnings to finance the growth and development of its business and, consequently, does not anticipate paying any dividends on the Ordinary Shares in the foreseeable future. Under the Companies Act 1985, as amended, of Great Britain (the "Companies Act"), dividends are payable on the Ordinary Shares only out of profits available for distribution determined in accordance with accounting principles generally accepted in the United Kingdom, which differ in certain respects from US GAAP. In addition, certain of the Company's financing agreements restrict the Company's ability to pay dividends to its shareholders and it is anticipated that future financing agreements will have similar restrictions. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

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

RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

     The Company's net sales decreased 2.1% to $145.3 million in fiscal 1998 from $148.4 million in fiscal 1997. During the same period, net sales in North America decreased 7.3% to $53.2 million from $57.4 million; net sales in Europe increased 11.1% to $75.8 million from $68.2 million; and net sales in Asia-Pacific region decreased 28.5% to $16.2 million from $22.7 million. The strengthening US dollar against most of the functional currencies earned by the Company, combined with a slow-down in the Company's markets supporting the mining and gas and oil exploration markets were the primarily reasons for the reduced revenues realized. Partially offsetting these factors was the strong demand for the Company's vane and piston product lines in Europe.

     Restated (at average exchange rates for fiscal 1997), net sales for fiscal 1998, were $148.2 million, virtually equal to fiscal 1997. The increased sales revenue for the period attributable to the exchange rate differences was $2.9 million. Restated (at average exchange rates for fiscal 1997), net sales for fiscal 1998 for the Company's European operations increased 12.5% to $76.8 million from $68.2 million; while net sales for the Asia-Pacific region decreased 22.2% to $17.7 million from $22.7 million.

     The Company's gross profit decreased slightly to $54.3 million in fiscal 1998 from $54.4 million from fiscal 1997. Gross profit as a percentage of net sales increased to 37.4% in fiscal 1998 from 36.7% in fiscal 1997. The increased gross profit was primarily attributable to a favorable mix of the Company's more profitable product lines, combined with margin enhancements attained from cost reduction initiatives implemented at the Company's manufacturing facilities.

     Gross profit in North America decreased 13.5% to $15.8 million in fiscal 1998 from $18.3 million in fiscal 1997. Gross profit in Europe increased 18.0% to $32.9 million in fiscal 1998 from $27.9 million in fiscal 1997, and Asia-Pacific gross profit decreased 39.6% to $5.0 million in fiscal 1998 from $8.3 million in fiscal 1997. Restated (at average exchange rates for fiscal
1997), gross profit in Europe was $33.4 million, or a 19.7% increase over fiscal 1997, and gross profit in the Asia-

Pacific region was $5.5 million, or a 33.9% decrease over fiscal 1997. The total gross profit decrease for the period attributable to the changes in exchange rate was $0.8 million. Restated (at average exchange rates for fiscal 1997), consolidated gross profit as a percentage of net sales increased to 37.2% for fiscal 1998 compared to 36.7% for fiscal 1997.

     Selling, general and administrative ("SG&A) expenses decreased 1.8% to $33.0 million for fiscal 1998 from $33.6 million for fiscal 1997. These expenses as a percentage of net sales were equal to fiscal 1997 performance of 22.7%. Restated (at average exchange rates for fiscal 1997), SG&A increased 0.8% to $33.9 million (22.9% of net sales) in fiscal 1998 from $33.6 million (22.7% of net sales) in fiscal 1997. The restated increase in these expenses for fiscal 1998 as compared to fiscal 1997 is due primarily to costs associated with the recognition of restructuring charges in the Company's Asian-Pacific and North American operations. The increase in these expenses as a percentage of net sales is reflected by currency adjusted flat net sales revenue leveraged from a 0.8% marginal increase in SG&A expenses.

     Operating income increased 2.6% to $21.3 million in fiscal 1998 from $20.8 million in fiscal 1997. Operating income as a percentage of net sales increased to 14.7% in fiscal 1998 from 14.0% in fiscal 1997. Restated (at average exchange rates for fiscal 1997), operating income increased 2.2% to $21.2 million (14.3% of net sales) in fiscal 1998 from $20.8 million (14.0% of net sales) in fiscal 1997. The changes in exchange rate had the effect of decreasing operating income for the period by $0.1 million.

     Other income decreased to $0 in fiscal 1998 from $2.2 million (1.5% of net sales) in fiscal 1997. The decrease of other income was the result of recognition of a gain on disposal of surplus real estate assets in Germany for fiscal 1997, with no such transactions completed in fiscal 1998.

     Net interest income was $938,000 in fiscal 1998 compared to $218,000 of net interest income in fiscal 1997. The increase in interest income was primarily due to increased interest bearing cash balances held at the subsidiary level, combined with funds from the Company's initial public offering. These funds were utilized late in fiscal 1998 to partially fund the acquisition of Lokomec Oy.

     The effective tax rate for fiscal 1998 was 26.8% compared with 14.5% for fiscal 1997. The provision for taxes increased 77.0% to $6.0 million in fiscal 1998 compared to $3.4 million in fiscal 1997. This provision as a percentage of net sales increased to 4.1% in fiscal 1998 from 2.3% in fiscal 1997. During fiscal 1997, the Company recognized a tax credit of $1.9 million to record deferred tax assets related to its U.S. operations. There were no such tax credits recognized in fiscal 1998. Excluding the impact of the tax credit, the effective tax rate for fiscal 1997 was 22.7% compared to 26.8% for fiscal 1998.

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

     Restated (at average exchange rate for fiscal 1996), net sales for fiscal 1997, were $157.5 million, a 6.3% increase over fiscal 1996. The changes in exchange rate had the effect of decreasing sales revenue for the period by $9.1 million. Restated (at average exchange rate for fiscal 1996), net sales for fiscal 1997 for the Company's European operations increased 6.5% to $75.8 million from $71.2 million, and net sales for the Asia-Pacific operations increased 5.7% to $24.5 million from $23.2 million.

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

     Gross profit in Europe decreased 8.7% to $27.9 million in fiscal 1997 from $30.5 million in fiscal 1996, and gross profit in the Asia-Pacific increased 5.7% to $8.3 million in fiscal 1997 from $7.8 million in fiscal 1996. Restated (at average exchange rate for fiscal 1996), gross profit in Europe was $31.0 million, or a 1.4% increase over fiscal 1996, and gross profit in the Asia-Pacific was $8.9 million, or a 13.9% increase over fiscal 1996. The changes in exchange rate had the effect of decreasing gross profit for the period by $3.8 million. Restated, gross profit as a percentage of net sales increased to 36.9% for fiscal 1997 compared to 35.7% for fiscal 1996.

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

     Operating income increased 18.6% to $20.8 million in fiscal 1997 from $17.5 million in fiscal 1996. Operating income as a percentage of net sales increased to 14.0% in fiscal 1997 from 11.8% in fiscal 1996. Restated (at the average exchange rate for fiscal 1996), operating income increased 25.2% to $21.9 million (13.9% of net sales) in fiscal 1997, from $17.5 million (11.8% of net sales) in fiscal 1996. The changes in exchange rate had the effect of decreasing operating income for the period by $1.1 million.

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

LIQUIDITY AND CAPITAL RESOURCES

                                                                         Year Ended and At December 31,
                                                            ---------------------------------------------------------
                                                                  1998               1997                1996
                                                            ---------------------------------------------------------
                                                                             (Dollars in thousands)

Cash & cash equivalents                                           35,799              30,337             19,144
Net cash provided by operating activities                         14,859              16,985             11,578
Net cash used in investing activities                            (20,692)             (5,225)            (2,776)
Net cash provided by (used in) financing activities               10,333               1,899             (5,162)
Effect of exchange rate changes on cash                              962              (2,466)              (497)


     Historically the Company has funded its cash requirements through cash flow from operations, although short-term fluctuations in working capital requirements for some of the Company's subsidiaries have been met through borrowings under revolving lines of credit obtained locally. The Company's primary uses of cash have been to fund capital expenditures, acquisitions and to service and repay debt.

     Net cash provided by operating activities for fiscal 1998 decreased to $14.9 million from $17.0 million in fiscal 1997. The decrease in the Company's cash generated from operations reflects primarily a decrease in net income. The $2.1 million decrease in net cash provided by operating activities for fiscal 1998 compared to fiscal 1997 was attributable to a $3.5 million decrease in net income, partially offset by a $1.4 million increase in sources of cash from operating assets and liabilities. The Company anticipates that operating cash and capital expenditure requirements will continue to be funded by cash flow from operations, cash on hand and bank borrowings.

     Net cash used in investing activities was $20.7 million for fiscal 1998, compared to $5.2 million for fiscal 1997. Investing activities consisted largely of investment in manufacturing equipment for the Company's three production facilities, and the acquisition of a subsidiary. Purchases of machinery and equipment were $9.9 million for fiscal 1998 compared to $7.4 million for fiscal 1997. During fiscal 1998, investing activities also reflect the acquisition of 100% of the outstanding shares of Lokomec Oy for $10.9 million, net of cash acquired. The Company anticipates that it will incur approximately $5.0 million for capital expenditures for fiscal 1999, excluding any acquisitions of new businesses.

     Net cash provided by financing activities was $10.3 million for fiscal 1998 compared to $1.9 million for fiscal 1997. The increase of $8.4 million in net cash provided by financing activities for fiscal 1998 compared to fiscal 1997 was primarily attributable to short term bank borrowings of $12.0 million utilized to facilitate the Lokomec acquisition.

     The effect of exchange rate changes on cash and cash equivalents was $.9 million and ($2.5 million) for fiscal 1998 and fiscal 1997, respectively. As approximately two thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant impact on dollar reported balances for fiscal 1998 compared to fiscal 1997. The $3.4 million increase in the exchange rate impact on cash and cash equivalents was attributable to a late 1998 weakening U.S. dollar against most of the functional currencies earned by the Company in its European operations. The average dollar-weighted foreign currency increase for fiscal 1998 for the Company's European operations was 5.6%.

     In December 1998, the Company's U.S. subsidiary entered into an unsecured time note with a bank that provided $12.0 million for working capital and acquisitions. Borrowings under the agreement are secured by a guarantee by the Company. Interest on the line, which is based on LIBOR plus 0.875%, is payable monthly.

     Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At December 31, 1998, the Company had $500,000 of foreign debt outstanding. The Company also has an additional $3.6 million of unused foreign credit facilities. The banks may withdraw these facilities at any time. The weighted average interest rates on short-term borrowings as of December 31, 1998 and 1997 were 6.0% and 4.1% respectively.

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

Exposure to Currency Fluctuations

     A significant portion of the Company's business is conducted in currencies other than the dollar, including pounds sterling, French francs, German marks and Japanese yen. The Company's financial statements are prepared in dollars, and therefore fluctuations in exchange rates in the pound sterling and other currencies in which the Company does business relative to the dollar may cause fluctuations in reported financial information which are not necessarily related to the Company's operations. In 1998, for example, the Company experienced an 28.5% decrease in net sales in the Asia-Pacific region (denominated in local currencies); however, the dollar-translated net sales figures showed a net decrease due to the fluctuation of the dollar against the local currencies of 22.2%. Due to the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. Although the Company currently engages in transactions to hedge a portion of the risks associated with fluctuations in currency exchange rates, it may not do so in the future. There can be no assurance that the Company's business, financial condition and results of operations will not be materially adversely affected by exchange rate fluctuations or that any hedging techniques implemented by the Company will be effective.

     The following table illustrates the effect of the currency exchange rates on certain of the Company's income items in fiscal 1997 and fiscal 1998 which have been recalculated to show what such amounts would have been applying 1996 average exchange rates to 1997 amounts and 1997 average exchange rates to 1998 amounts.

                                                                Year Ended December 31,
                                                                -----------------------
                                                 1996                      1997                   At 1996
                                                 ----                      ----                   -------
                                                Actual                    Actual              Exchange Rates
                                                ------                    ------              --------------
                                                                 (Dollars in thousands)
Net sales                                $        148,149       $         148,388           $       157,459
Gross profit                                       52,837                  54,380                    58,170
Operating income                                   17,501                  20,762                    21,913
Net income                                         16,941                  19,788                    21,023
Basic earnings per share                             1.61                    1.84                      1.96
Diluted earnings per share                           1.59                    1.82                      1.94

                                                                Year Ended December 31,
                                                                -----------------------
                                                 1997                      1998                   At 1997
                                                 ----                      ----                   -------
                                                Actual                    Actual              Exchange Rates
                                                ------                    ------              --------------
                                                                 (Dollars in thousands)
Net sales                                $        148,388       $         145,253           $       148,201
Gross profit                                       54,380                  54,336                    55,145
Operating income                                   20,762                  21,308                    21,226
Net income                                         19,788                  16,290                    16,168
Basic earnings per share                             1.84                    1.47                      1.46
Diluted earnings per share                           1.82                    1.46                      1.45

Year 2000 (Millennium) Issues

     Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The following describes the Company's status regarding these issues.

The Company's State of Readiness
--------------------------------

     The Company has been formally addressing its year 2000 Issues over the past several fiscal years. These efforts involve assessments, conversion plans, conversion implementations and testing of all internal systems running on a variety of computer platforms ranging from mainframe computers to programmable logic controllers.

     All mainframe computer systems have been assessed, action plans have been established and required conversion or reinstallation of computer programs is approximately 75% complete. Full conversion and implementation is expected to be completed by June 1999. In addition, assessment of all non-mainframe applications has been completed with conversion action plans developed.

     In summary the Company believes that its internal systems will be year 2000 compliant in all material aspects by December 1999. However, the Company's ability to execute its plan in a timely manner may be adversely affected by a variety of factors, some of which are beyond the Company's control, including turnover of key employees, availability and continuity of consultants and the potential for unforeseen implementation problems.

     In addition to these efforts with respect to internal systems, the Company has begun the process of assessing the state of readiness of its major suppliers. These suppliers include raw material, energy and production supply providers as well as providers of communication and logistics services. While analysis of the responses received leads the Company to believe that it will not incur any major problems, there can be no assurance that these suppliers will be compliant or that the Company will not be adversely affected by their state of readiness. The Company plans to continue this assessment effort and plans to have this effort completed by June 1999.

     The Company has a large, diverse world wide customer base. No customer represents a majority of the Company's sales. While the Company has not begun an assessment of the state of readiness of its customers, many customers have requested from the Company information regarding its year 2000 issues. Major customers will be contacted within the next year to determine if any significant loss of business would be expected because of their inability to correct their year 2000 issues on a timely basis.

Costs to Address the Company's Year 2000 Issues
-----------------------------------------------

     The following is a summary of the past and expected future costs to remediate any of the Company's year 2000 issues:

                                                          1997            1998           Future           Total
                                                     -----------------------------------------------------------
                                                                              (In Millions)

Costs Charged to Income Before Taxes (1)             $     0.2       $     0.3       $     0.3        $      0.8
Capitalized Software And Hardware (2)                      0.3             0.3             0.3               0.9
                                                     ---------       ---------       ---------        ----------
Total Year 2000 Costs                                $     0.5       $     0.6       $     0.6        $      1.7
                                                     ---------       ---------       ---------        ----------
                                                     ---------       ---------       ---------        ----------

(1) The majority of these costs are for outside consultants and programmers, were in addition to the normal operating budget for information systems, and were paid currently. No major systems projects have been deferred to future periods.

(2)  Costs to replace non-Year 2000 compliant systems.

Risk of Year 2000 Issues and Contingency Plans
----------------------------------------------

     As previously stated, the Company expects that its systems will be fully operational and will not cause any material disruptions resulting from unresolved year 2000 issues. Because of the uncertainties associated with assessing customers and suppliers, there is a risk of adverse effects on the Company's future results of operations if the Company's customers and suppliers are not capable of correcting their year 2000 issues, if any. The Company plans to continue assessing these risks by reviews with customers and suppliers. Contingency plans will be developed to deal with any potential year 2000 issues that may arise as a result of these reviews. Contingency plans relating to suppliers, if necessary, will be developed by June 1999. Any necessary contingency plans relating to customers will be developed by September 1999.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.

     Market risks relating to the Company's operations result primarily from changes in exchange rates or interest rates or weak economic conditions in the markets in which the Company sells its products. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

     Foreign Currency Risk

     The Company enters into foreign exchange contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposure to foreign currency exchange rates associated with anticipated costs to be incurred in a foreign currency. The Company seeks to minimize the risk that the expenses incurred by a subsidiary in a currency other than its functional currency will be affected by changes in the exchange rates. The Company believes that the possible financial statement impact of its foreign currency forward contracts is immaterial for consolidated purposes.

     Interest Rate Risk

     The Company's interest bearing liabilities are most sensitive to changes in the London InterBank Offered Rate (LIBOR) as substantially all of its short term investments bear minimal interest rate risk.

     As of December 31, 1998, the Company had approximately $12.0 million outstanding on its revolving line of credit and short term credit agreements. The potential loss to the Company over one year that would result from a hypothetical, instantaneous, and unfavorable change of 100 basis points in the interest rates of all applicable assets and liabilities would be approximately be $0.1 million.

Item 10.  Directors and Officers of Registrant.

     The following table sets forth the name and position of the directors and executive officers of the Registrant.

                                                                                                  Year of Initial
                                                                                                  ---------------
                Name                                         Position                               Appointment
                ----                                         --------                               -----------
J. Colin Keith                        Chairman of the Board of Directors                               1993
David L. Weir                         Chief Executive Officer, President and Director                  1997
Anders C.H. Brag                      Managing Director and Director                                   1993
Enrique Foster Gittes                 Director                                                         1993
Christopher H.B. Mills (1)(2)         Director                                                         1993
R.P. James Morton (1)(2)              Director                                                         1998
Bruce A. Smith                        Chief Financial Officer                                          1998
Paul G. Dumond                        Company Secretary                                                1993

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

     The Board of Directors has established Compensation and Audit Committees, each of which reports to the Board of Directors. The Compensation Committee, which consists of Messrs. Mills and Morton, establishes compensation for the Board of Directors and other employees and administers the Option Plan (defined below). The Audit Committee, which consists of Messrs. Mills and Morton, establishes standards for review of the Company's compliance with applicable accounting and regulatory requirements and assists the Board of Directors in fulfilling its responsibilities in connection with the Company's accounting and financial reporting policies.

Item 11.  Compensation of Directors and Officers.

     The compensation of the Executive Directors and key personnel of the Company is determined by the Board of Directors of the Company based on the recommendations of the Compensation Committee.

     The aggregate amount of compensation of all directors and executive officers of the Company as a group (8 persons) paid or accrued for services in all capacities for fiscal 1998 was $0.9 million. Included in this amount is the Chairman's compensation of approximately $130,000. The aggregate amount set aside or accrued by the Company in the year ended December 31, 1997, to provide pension, retirement or similar benefits for such persons was approximately $38,400.

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

     In 1998, Denison Hydraulics, Inc., the Company's U.S. subsidiary, and Mr. Weir entered into a two-year agreement regarding Mr. Weir's employment with the U.S. subsidiary. This agreement replaces an agreement effective August 26, 1996, which expired on May 3, 1998. Pursuant to this agreement, the U.S. subsidiary agreed to employ Mr. Weir as President for a two-year period ending on May 30, 2000, subject to the right of the U.S. subsidiary to terminate the employment relationship for cause on prior written notice to Mr. Weir. Mr. Weir has the right to terminate the agreement upon at least three months' prior written notice to the U.S. subsidiary. The U.S. subsidiary has the right to terminate the agreement without cause on written notice to Mr. Weir, provided that the effective date of the termination is no less than twelve months from the date of notice. The agreement provides that the U.S. subsidiary pay Mr. Weir an annual base salary which is subject to annual review effective each January 1 of the term of the agreement. Mr. Weir is entitled to participate in an incentive bonus program, which is based on meeting certain performance criteria and strategic objectives agreed to by Mr. Weir and the board of directors of the U.S. subsidiary, and is subject to a maximum payment of 60% of his base salary. The agreement also entitles Mr. Weir to standard health and other insurance benefits and to the use of a company car. The agreement contains certain non-compete and confidentiality provisions.

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

     As of the date hereof, options under the Option Plan for acquisition of 626,000 Ordinary Shares by senior executives of the Company were outstanding. Exercise prices range from $1.04 to $19.53. All options vest over a period of four years following the date of the grant and lapse between five and ten years after the date of the grant. Options lapse on dates from August 7, 2002 through December 19, 2008. As of the date hereof, options under the Option Plan for the purchase of 260,000 Ordinary Shares were held by all directors and officers of the Company as a group.

Item 13.  Interest of Management in Certain Transactions.

     None.

                                     PART II

Item 14.  Description of Securities to be Registered.

     Not applicable.

                                    PART III

Item 15.  Defaults Upon Senior Securities.

     There have been no defaults with respect to any indebtedness of the Company.

tem 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     The net proceeds of the initial public offering held in August 1997 of approximately $4.5 million were utilized in December 1998 to partially fund the acquisition of 100% of the shares of Lokomec Oy for approximately $16.0 million.

                                     PART IV

Item 17.  Financial Statements.

     Not applicable. See "Item 18. Financial Statements."

Item 18.  Financial Statements.

     See pages F-1 through F-24.

Item 19.  Financial Statements and Exhibits.

     (a) Financial Statements

             The following financial statements, together with the report of Ernst & Young LLP, Independent Auditors, are filed as part of this Annual Report.

             Report of Independent Auditors.

             Consolidated Statement of Operations for the Years Ended December 31, 1998, 1997 and 1996.

             Consolidated Balance Sheets as of December 31, 1998 and 1997.

             Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and 1996.

             Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1998, 1997 and 1996.

             Notes to Consolidated Financial Statements.

             Financial Statement Schedule for the Years Ended December 31, 1998, 1997 and 1996: Schedule II--Valuation and Qualifying Accounts.

     (b) Exhibits

             10.01 Agreement dated December 23, 1998 by and among Denison International plc, Merifire OY and other persons named therein.

             10.02 Employment Agreement dated as of June 1, 1998 by and between Mr. David L. Weir and Denison Hydraulics, Inc.

             10.03 Unsecured Time Note dated December 16, 1998 between Denison Hydraulics, Inc. and Bank One, NA

             23     Consent of Ernst & Young LLP.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DENISON INTERNATIONAL PLC
                                                 (Registrant)

                                        By:    /s/  Bruce A. Smith
                                             -------------------------
                                             Bruce A. Smith
                                             Chief Financial Officer

Date:  March 31, 1999


                            DENISON INTERNATIONAL plc

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       Page

Report of Independent Auditors                                                          F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997                            F-3

Consolidated Statements of Operations for the years ended December 31,
  1998, 1997 and 1996                                                                   F-5

Consolidated Statements of Changes in Shareholders' Equity for the years
  ended December 31, 1998, 1997 and 1996                                                F-6

Consolidated Statements of Cash Flows for the years ended December 31,
  1998, 1997 and 1996                                                                   F-7

Notes to Consolidated Financial Statements                                              F-9

Financial Statement Schedule for the years ended December 31, 1998, 1997 and 1996
     Schedule II - Valuation and Qualifying Accounts                                   F-24

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Denison International plc

     We have audited the consolidated balance sheets of Denison International plc as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. We have also audited the financial statement schedule listed in the index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denison International plc at December 31, 1998 and 1997, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                          ERNST & YOUNG LLP

Columbus, Ohio
February 8, 1999

                            DENISON INTERNATIONAL plc

                           CONSOLIDATED BALANCE SHEETS
                 (U.S. dollars in thousands, except share data)

                                     ASSETS

                                                           December 31,
                                                           ------------
                                                        1998            1997
                                                        ----            ----
Current assets:
     Cash and cash equivalents                        $35,799         $30,337
     Accounts receivable, less allowances of
       $2,395 and $3,087 in 1998
       and 1997, respectively                          29,716          29,212
     Inventories                                       38,236          28,182
     Other current assets                               4,513           3,327
                                                      -------         -------
        Total current assets                          108,264          91,058
Property, plant and equipment, net                     24,726          14,948
Other assets                                            2,013           1,487
Goodwill, net of accumulated amortization of $145       8,454              --
                                                        -----      ----------
           Total assets                              $143,457        $107,493
                                                     ========        ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                             December 31,
                                                             ------------
                                                         1998            1997
                                                         ----            ----
Current liabilities:
     Notes payable to bank                            $ 12,532         $ 1,472
     Accounts payable                                   10,973           9,413
     Accrued payroll and related expenses                4,349           5,170
     Other accrued liabilities                          12,408           8,601
     Income tax payable                                  1,259           1,906
     Current portion of capital lease obligations          311             662
                                                         -----           -----
        Total current liabilities                       41,832          27,224
Noncurrent liabilities:
     Capital lease obligations, less
       current portion                                      38             344
     Pension accrual                                    10,785           9,482
     Other noncurrent liabilities                        5,921           6,733
     Negative goodwill, net of accumulated
       amortization of $4,823 and $3,406
        in 1998 and 1997, respectively                   6,354           4,158
                                                         -----           -----
                                                        23,098          20,717
Shareholders' equity:
     `A' ordinary shares (pound)8.00 par value;
       7,125 shares authorized, and 7,015
       issued and outstanding in 1998
       and 1997                                             86              86
     Ordinary shares $0.01 par value;
       15,000,000 shares authorized, and
       11,097,450 and 11,057,700 shares issued and
       outstanding in 1998 and 1997, respectively          111             111
     Additional paid-in capital                          5,453           5,411
     Capital redemption reserve                          1,090           1,090
     Retained earnings                                  74,405          58,115
     Accumulated other comprehensive loss               (2,618)         (5,261)
                                                      ---------       ---------
        Total shareholders' equity                      78,527          59,552
                                                       -------         -------
        Total liabilities and shareholders' equity    $143,457        $107,493
                                                      ========        ========

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (U.S. dollars in thousands, except per share data)


                                          Year ended December 31,
                                          -----------------------
                                  1998             1997             1996
                                  ----             ----             ----

Net sales                      $   145,253      $   148,388      $   148,149
Cost of sales                       90,917           94,008           95,312
                                 ---------        ---------        ---------
Gross profit                        54,336           54,380           52,837
Selling, general and
  administrative expenses           33,028           33,618           35,336
                                 ---------        ---------        ---------
Operating income                    21,308           20,762           17,501
Other income                            --            2,175            1,829
Interest (expense)
  income, net                          938              218               48
                                  --------       ----------         --------
Income before taxes                 22,246           23,155           19,378
Provision for income taxes           5,956            3,367            2,437
                                  --------        ---------        ---------
Net income                       $  16,290        $  19,788        $  16,941
                                 =========        =========        =========

Basic earnings per share         $    1.47        $    1.84        $    1.61
                                 =========        =========        =========

Diluted earnings per share       $    1.46        $    1.82        $    1.59
                                 =========        =========        =========



        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 (U.S. dollars in thousands, except share data)

                                Share Capital(i)
                         -----------------------------

                                                                                               Accum-
                                                          Ordin-   Addi-                       ulated
                           A                        A       ary   tional                        Other
                       Ordinary   Ordinary      Ordinary  shares   paid    Capital     Re-     Compre-   Compre-
                       shares of  shares of     shares of   of      in     redem-    tained    hensive   hensive
                     (pound)8.00   $0.01      (pound)8.00 $0.01  capital   tion    earnings   Income    Income
                         each       each          each     each    (ii)    reserve    (iii)    (Loss)    (Loss)     Total
                         ----       ----          ----     ----    ----    -------    -----    ------    ------     -----
                       (number of shares)

Balance at January
  1, 1996                 7,015  10,528,950         86       105     862      --     22,476        826             24,355
   Net income                --          --         --        --      --      --     16,941         --   16,941    16,941
   Pension liability
     adjustment              --          --         --        --      --      --         --         (7)      (7)       (7)
   Translation
     adjustment              --          --         --        --      --      --         --     (2,169)  (2,169)   (2,169)
                                                                                                        -------
   Comprehensive
     Income                                                                                             $14,765
                                                                                                        =======
Balance at December       -----  ----------         --       ---     ---      --     ------    -------             ------
   31, 1996               7,015  10,528,950         86       105     862      --     39,417     (1,350)            39,120
   Issuance of ordinary
      shares in
      connection with
      initial public
      offering               --     450,000         --         5   4,475      --         --         --       --     4,480
   Exercise of stock
      options                --      93,750         --         1      74      --         --         --       --        75
   Ordinary shares
      canceled               --     (15,000)        --        --      --      --         --         --       --        --
   Net income                --          --         --        --      --      --     19,788         --   19,788    19,788
   Pension liability
     adjustment              --          --         --        --      --      --         --        497      497       497
   Translation
     adjustment              --          --         --        --      --      --         --     (4,408)  (4,408)   (4,408)
                                                                                                        -------
   Comprehensive
      Income                                                                                            $15,877
   Transfer on
     redemption of
     redeemable
     preferred stock         --          --         --        --      --   1,090     (1,090)        --                 --
Balance at December       -----  ----------         --       ---     ---      --     ------    -------             ------
    31, 1997              7,015  11,057,700         86       111   5,411   1,090     58,115     (5,261)            59,552
    Exercise of stock
          options            --      39,750         --        --      42      --         --         --       --        42
    Net income               --          --         --        --      --      --     16,290         --   16,290    16,290
    Translation
       adjustment            --          --         --        --      --      --         --      2,643    2,643     2,643
                                                                                                          -----
   Comprehensive
      Income                 --          --         --        --      --      --         --         --  $18,933        --
                                                                                                        =======
Balance at December 31,   ----   ---------         ---      ----  ------  ------    -------     ------            -------
    1998                  7,015  11,097,450        $86      $111  $5,453  $1,090    $74,405    $(2,618)           $78,527
                          =====  ==========        ===      ====  ======  ======    =======   ========            =======

(i) The share capital has been retroactively restated to reflect the restructuring of the Company's share capital in July 1997, as described in Note 1(c) of Notes to the Consolidated Financial Statements.
(ii)     Additional paid in capital is not distributable.
(iii) Retained earnings available for distribution as dividends by the parent company at December 31, 1998 were $48,025,000.

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                             Year ended December 31,
                                             -----------------------
                                          1998         1997        1996
                                          ----         ----        ----
CASH FLOWS FROM OPERATING
  ACTIVITIES:

Net income                                $ 16,290      $19,788     $16,941
Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Amortization of goodwill                 (1,417)        (754)       (718)
   Depreciation                              3,703        3,382       2,881
   Deferred income taxes                       210       (1,668)         --
   Gain on sale of assets                      (65)      (2,175)     (1,829)
   Changes in operating assets
     and liabilities:
      Accounts receivable                    2,245       (2,431)     (1,938)
      Inventories                           (7,526)        (568)     (3,056)
      Other current assets                    (768)        (255)        650
      Other assets                              27           26        (156)
      Accounts payable                         (86)         252      (1,170)
      Accrued payroll and
        related expenses                    (1,017)        (538)       (608)
      Income tax payable                      (670)         928         (73)
     Other accrued liabilities               1,359         (379)        312
      Pension accrual                          527          356        (513)
      Other noncurrent
        liabilities                          2,047        1,021         855
                                        ----------   ----------       -----
Net cash provided by
  operating activities                      14,859       16,985      11,578
                                          --------      -------      ------

CASH FLOWS FROM INVESTING
  ACTIVITIES:

Purchase of subsidiary, net of cash
  acquired                                 (10,923)       -----        ----
Purchase of property, plant
  and equipment                             (9,923)      (7,400)     (4,605)
Proceeds from disposal of
  property, plant and
  equipment                                    154        2,175       1,829
                                           -------    ---------     -------
Net cash used in investing
  activities                               (20,692)      (5,225)     (2,776)
                                          --------      -------     -------

                                             Year ended December 31,
                                             -----------------------
                                          1998         1997        1996
                                          ----         ----        ----
CASH FLOWS FROM FINANCING
  ACTIVITIES:
Proceeds from borrowings
  under revolving line of credit            12,000           --          --
Net repayment on lines of credit            (1,041)        (528)     (2,880)
Redemption of preferred stock                   --       (1,090)         --
Repayment of long-term debt                     --           --        (950)
Repayment of capital lease
  obligations                                 (668)      (1,038)     (1,332)
Net proceeds from sale of
  ordinary shares                               --        4,480          --
Proceeds from exercise
  of stock options                              42           75          --
                                          --------     --------         ---
Net cash (used in) provided
   by financing activities                  10,333        1,899      (5,162)
                                            ------        -----     -------
EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                              962       (2,466)       (497)
                                           -------    ---------     -------
NET INCREASE IN CASH AND
   CASH EQUIVALENTS                          5,462       11,193       3,143
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                      30,337       19,144      16,001
                                            ------       ------      ------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                           $35,799      $30,337     $19,144
                                           =======      =======     =======
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
Interest paid                              $   221      $   330     $   319
Income taxes paid                          $ 6,418      $ 4,107     $ 2,449
SUPPLEMENTAL DISCLOSURE OF
  NON-CASH INVESTING AND
  FINANCING ACTIVITIES
Acquisition of property
  and equipment through
  capital leases                           $    --      $   218     $   466

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  The Company

(a)  Business of the Company

     Denison International plc (the "Company"), a Company incorporated in England and Wales, and its subsidiaries manufacture and distribute hydraulic pumps and valves. The manufacturing plants are located in the United States, Germany, France, and Finland and there are sales and distribution operations in the United Kingdom, Canada, Sweden, Denmark, The Netherlands, Spain, Italy, Japan, Australia, Hong Kong and Singapore.

(b)  Incorporation

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

2.  Basis of Financial Statements

  Companies Act 1985

     These consolidated financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985, as amended, of Great Britain (the "Companies Act"). The Company's statutory accounts, which are its primary consolidated financial statements, are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts for the years ended December 31, 1996 and 1997 have been, and for the year ended December 31, 1998 will be filed with the Registrar of Companies for England and Wales. The auditors' reports on those accounts previously filed were unqualified.

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

3.  Significant Accounting Policies

     These financial statements have been prepared in accordance with U.S. GAAP. Certain reclassifications have been made to 1996 and 1997 balances to conform with 1998 presentation. The significant accounting policies applied in their preparation are as follows:

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

  Property, Plant and Equipment

     Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives as follows:

           Buildings owned by the Company                        33 to 38 years
           Long leaseholds                                        Life of lease
           Plant and equipment                                    4 to 10 years

  Goodwill

     Goodwill (including negative goodwill) is amortized using the straight-line method over periods of ten to fifteen years. Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Negative goodwill represents the excess of the estimated fair value of net assets acquired (after the elimination of the carrying value of all noncurrent assets) over the purchase price.

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

  Warranty

     The Company generally warrants its products for one year. An estimate of the amount required to cover warranty expense on products sold is charged against income at the time of sale. Other liabilities include accrued warranty costs of $2.2 million and $4.1 million at December 31, 1998 and 1997, respectively, of which $2.2 million and $2.3 million are classified as short-term.

  Advertising Expense

     The Company expenses the costs of advertising as incurred. Advertising expenses include the promotion of specific products and kinds of advertising include Company and product catalogues, business and industrial publications. Advertising expense was $0.9 million, $1.3 million and $1.9 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  Research and Development

     Expenditures for research and development are expensed as incurred. Research and development expense was $3.1 million, $3.2 million and $2.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  Income Taxes

     Full provision is made for taxation using the liability method on all temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates and laws.

  Foreign Currency

     The functional currencies of the Company and its subsidiaries are their local currencies.

     For U.S. reporting purposes, these consolidated financial statements are translated from local currency into U.S. dollars using year-end rates for the balance sheets and average rates for statements of operations and cash flows in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." Translation gains and losses are accumulated in the accumulated other comprehensive income component of shareholders' equity.

     Foreign currency transactions are converted into functional currencies at the rates of exchange at the transaction date or average rate for the period of the transaction. Exchange gains and losses arising from transactions in foreign currencies are recorded in the consolidated statements of operation and are insignificant for all years presented.

     Forward foreign exchange contracts purchased from time to time to hedge future purchases are accounted for as hedges of anticipated transactions. The deferred gain or loss is recognized in earnings when the related transaction takes place.

  Stock Based Compensation

     As permitted by Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FASB 123"), the Company accounts for employee share option grants using the intrinsic value method in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, because the exercise price equals the estimated market price on the date of grant, no compensation expense has been recognized for stock option awards. The effect of applying the fair value method of FASB 123 to the Company's option grants is presented in
Note 9.

  Earnings per Share

     In accordance with the Financial Accounting Standards Board Statement No. 128, "Earnings per Share", basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes the dilutive effects of options, warrants and convertible securities.

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

   Comprehensive Income (Loss)

     In 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("FASB 130"). FASB 130 establishes new rules for reporting and display of comprehensive income and its components; however, the adoption of FASB 130 had no impact on the Company's net income or shareholders' equity. FASB 130 requires pension liability adjustments and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been restated to conform to the requirements of FASB 130.

     Accumulated other comprehensive loss on the balance sheet consists of:

                                                                        December 31,
                                                       ---------------------------------------------
                                                              1998                    1997
                                                       ---------------------  ----------------------
                                                                (U.S. dollars in thousands)

Pension liability adjustment                                    (43)                       (43)
Cumulative translation adjustment                            (2,575)                    (5,218)
                                                       -------------              -------------
Accumulated other comprehensive loss                   $     (2,618)              $     (5,261)
                                                       =============              =============

    New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

4.  Inventories

     Inventories consisted of the following:

                                                                        December 31,
                                                       ---------------------------------------------
                                                                 1998                 1997
                                                       ---------------------  ----------------------
                                                                (U.S. dollars in thousands)

           Finished goods                                   $     22,486        $     16,365
           Work-in-progress                                        3,343               2,861
           Raw materials and supplies                             12,407               8,956
                                                            ------------        ------------
                                                            $     38,236        $     28,182
                                                            ============        ============

5.  Property, Plant and Equipment

     Property, plant and equipment, net, consisted of the following:

                                                     December 31,
                                                     ------------
                                              1998                 1997
                                              ----                 ----
                                             (U.S. dollars in thousands)

Cost:
Land and buildings                           $  2,538            $ 1,378
Machinery and equipment                        32,328             20,096
Motor vehicles                                    975                913
                                                -----             ------
                                               35,841             22,387
Less accumulated depreciation                 (11,115)            (7,439)
                                             --------            --------
Property, plant and equipment, net           $ 24,726            $14,948
                                             ========            =======


6.  Bank Notes Payable

     In December 1998, the Company's U.S. subsidiary entered into an unsecured time note with a bank that provided $12.0 million for working capital and acquisitions. Borrowings under the agreement are guaranteed by the Company. At December 31, 1998, $12.0 million was outstanding under the time note. Interest on the note accrues at a rate of LIBOR + 0.875% (6.1% at December 31, 1998). Interest on the loan is payable monthly, and the principal is due April 19, 1999.

     Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At December 31, 1998, the Company had $0.5 million of foreign debt outstanding. The Company also has an additional $3.6 million of unused foreign credit facilities. These facilities may be withdrawn at any time by the banks.

     The weighted average interest rates on short-term borrowings as of December 31, 1998 and 1997 were 6.0% and 4.1%, respectively.

7.  Fair Value of Financial Instruments

     The Company estimates the fair values of financial instruments at the balance sheet dates using available market information and appropriate valuation methodologies. These estimates are highly subjective in nature and involve uncertainties and significant judgment in interpretation of current market data. The estimated fair values of the Company's financial instruments approximate their carrying values at December 31, 1998 and 1997.

     The Company conducts its business in various foreign currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date they are consummated. The Company hedges some anticipated transactions, primarily intercompany purchases, through the use of forward contracts. Gains and losses on contracts that are designated and effective as hedges of such transactions are deferred and included in other assets or other liabilities, respectively. They are recognized in income in the same period as the hedged transactions. Deferred gains and losses on forward contracts and the related value at risk were not material at December 31, 1998 and 1997. There can be no assurance that these strategies will be effective.

8.  Acquisitions

     On December 23, 1998 the Company closed its acquisition of Lokomec Oy effective as of October 1, 1998, for a cash purchase price of $16,038,000 ($10,923,000 net of cash acquired). Lokomec is a manufacturer of hydraulic manifolds located in Tampere, Finland. The acquisition has been accounted for using the purchase method of accounting, and the operating results of Lokomec have been included in the consolidated results of the Company from October 1, 1998. An imputed interest charge covering the period from October 1, 1998 to December 23, 1998 has been reflected in the results of Lokomec included in the consolidated results of the Company. Goodwill of $8,599,000 is amortized by the straight-line method over 15 years. Three months of amortization expense is included in the Company's 1998 consolidated statement of operations.

     The purchase price may be increased dependent upon the achievement of certain operating objectives, principally based upon earnings before interest and taxes over the next 3 years.

     The following unaudited pro forma summary presents the Company's combined results as if the acquisition occurred at January 1, 1997, after giving effect to certain adjustments including goodwill amortization. These pro forma results are not necessarily indicative of those that would have occurred had the acquisition occurred at January 1, 1997:

                                      December 31,               December 31,
                                         1998                       1997
                                         ----                       ----
                                           (U.S. dollars in thousands)

Revenue                                $  153,901                 $ 157,122
                                       ==========                 =========
Net income                             $   17,891                 $  20,995
                                       ==========                 =========
Basic earnings per share               $     1.61                 $    1.96
                                       ==========                 =========
Diluted earnings per share             $     1.61                 $    1.93
                                       ==========                 =========

9.  Stock Options

     The Company's Executive Stock Option Plan authorizes awards to employees in the form of options to purchase the Company's Ordinary Shares. The aggregate number of Ordinary Shares for which options may be granted under the plan is 850,000. Options granted under the plan are for periods not to exceed 10 years, and must be issued at the higher of par value or the fair market value of the shares on the date of grant. Options vest one year from the date of grant subject to any additional restrictions which may be imposed by the board of directors. Pro forma information regarding net income and earnings per share is required under FASB 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. Prior to the Offering, the Company used the minimum value method to estimate the fair value of options at the grant date, assuming a risk free rate of 6%, no dividend yield and an expected life of 5 years. After the Offering, the Company adopted the Black-Scholes method to estimate the fair value of options at the date of grant with the following assumptions for 1998 and 1997: risk-free interest rates of 6%, volatility of 42%, no dividend yield and an expected life of 5 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                    1998            1997             1996
                                                    ----            ----             ----
                                              (U.S. dollars in thousands, except per share data)

  Pro forma net income                         $   15,587       $   19,603      $   16,941
  Pro forma earnings per share:
       Basic                                   $     1.41       $     1.83      $     1.61

         Diluted                               $     1.40       $     1.80      $     1.59

    The following table summarizes share option activity for Ordinary Shares:

                                           1996                         1997                        1998
                                 -------------------------  -----------------------------  -------------------------
                                                 Weighted                       Weighted                    Weighted
                                                 Average                         Average                     Average
                                                 Exercise                       Exercise                    Exercise
                                    Options         Price      Options             Price     Options           Price
                                 ------------------------   ----------------------------  --------------------------
Outstanding beginning of year       150,000    $     0.93      150,000            $ 0.93        370,250       $13.98
Granted                                  --                    314,000             16.28        327,500        17.75
Exercised                                --            --      (93,750)             0.80        (39,750)        0.98
Forfeited                                --            --           --                          (32,000)       16.22
                                 =========================  ----------------------------  --------------------------
Outstanding end of year             150,000    $     0.93      370,250          $  13.98        626,000    $   16.66
                                 =========================  ============================  ==========================

Exercisable at end of year           71,250                     15,000                           83,250

Weighted-average fair value
  of options granted during
  the year                           $   --                    $  5.47                        $   8.05

Share options outstanding at December 31, 1997 and 1998 are summarized as follows:

                                              Outstanding                                 Exercisable
                               -------------------------------------------    -----------------------------------
                                                          Weighted-
                                          Weighted        Average                                 Weighted
                                          Average         Remaining                               Average
                                          Exercise        Contractual                             Exercise
                               Number      Price            Life                    Number         Price
                               --------------------------------------------   -----------------------------------
December 31, 1997
Exercise
prices between
$.75 and $1.93                   56,250    $1.14            6.8                   15,000            $1.49

Exercise prices between
$16.00 and                      314,000    16.28            8.5                       --               --
$17.60

December 31, 1998
Exercise prices between
$.75 and $1.93                   16,500    $1.53            6.1                   12,750            $1.41

Exercise prices between
$13.88 and $19.53               609,500    17.07            8.5                   70,500           $16.28


10.      Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                               1998            1997             1996
                                                         ---------------  --------------    --------------
                                                         (U.S. dollars in thousands, except share and per
                                                                            share data)
Numerator:
    Net income                                            $       16,290  $       19,788   $       16,941
                                                          ==============  ==============   ==============
Denominator:
    Denominator for basic earnings per
    share -- weighted-average shares                          11,089,607      10,738,578       10,535,965
    Effect of dilutive stock options                              43,649         125,467          141,319
                                                           -------------   -------------    -------------
    Denominator for diluted earnings
    per share -- adjusted weighted-
    average shares                                            11,133,256      10,864,045       10,677,284
                                                           =============   =============    =============

Basic earnings per share                                  $         1.47  $         1.84   $         1.61
                                                          ==============  ==============   ==============

Diluted earnings per share                                $         1.46  $         1.82   $         1.59
                                                          ==============  ==============   ==============

11.  Commitments

     The Company has purchase commitments with various vendors for approximately $2.1 million as of December 31, 1998. These purchase commitments are payable during 1999.

     Future minimum lease payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1998:

                                                 Capital         Operating
                                                 Leases           Leases
                                                 ------           ------
                                                (U.S. dollars in thousands)

1999                                              $ 318           $ 1,805
2000                                                 38               977
2001                                                 --               749
2002                                                 --               590
2003                                                 --               377
Thereafter                                           --                45
                                                   -----            -----
Total minimum lease payments                        356            $4,543
                                                                   ======
Less amount representing interest                    (7)
                                                  -----
                                                    349
Less current portion                               (311)
                                                  -----
Long-term obligation                              $  38
                                                  =====

     Property, plant and equipment include the following amounts for leases that have been capitalized at December 31, 1998 and 1997:

                                                        December 31,
                                                        ------------
                                                 1998                 1997
                                                 ----                 ----
                                                (U.S. dollars in thousands)

Machinery and equipment                          $1,794             $1,764
Less accumulated depreciation                      (880)              (510)
                                                 ------             ------
                                                   $914             $1,254
                                                   ====             ======

     Amortization of leased assets is included in depreciation expense. The interest element of the rental obligations is charged to income over the period of the lease at the estimated effective interest rate implicit in the lease.

     Rent expense charged to operations for the years ended December 31, 1998, 1997 and 1996 was $1.6 million, $1.8 million and $1.6 million, respectively.

12.  Income Taxes

     The Company's income before income taxes relates to operations in the United Kingdom and operations other than the United Kingdom (foreign). The relationship between income before income taxes and the provision for income taxes varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the statutory rate, but also with respect to the availability of deductions, credits, and other benefits) and because the amounts earned in and subject to tax by, each jurisdiction changes from period to period.

     For financial reporting purposes, income before income taxes includes the following components:

                                                 Year ended December 31,
                                                 -----------------------
                                             1998           1997         1996
                                             ----           ----         ----
                                               (U.S. dollars in thousands)

            Pretax income:
                 United Kingdom          $   2,866        $ 1,775       $ 1,190
                 Foreign                    19,380         21,380        18,188
                                          --------        -------       -------
                                           $22,246        $23,155       $19,378
                                           =======        =======       =======

Significant components of the provision for income tax expense were as follows:

                                                 Year ended December 31,
                                                 -----------------------
                                            1998          1997       1996
                                            ----          ----       ----
                                              (U.S. dollars in thousands)

Current:
   United Kingdom                            $ 335         $   --         $    9
   Foreign                                   5,411          5,035          2,428
                                             -----         ------         ------
        Total Current                       $5,746         $5,035         $2,437
                                            ======         ======         ======
Deferred:
   United Kingdom                               --           --               --
   Foreign                                     210         (1,668)            --
                                                          -------
        Total provision for income taxes    $5,956         $3,367         $2,437
                                            ======       ========         ======

     The effective tax rate on earnings before income taxes varies from the current U.K. statutory income tax rate as follows:

                                                                          December 31,
                                                                          ------------
                                                                 1998         1997       1996
                                                                 ----         ----       ----

Provision at statutory rate                                        31%          31%        33%
Foreign operations taxed at rates different from United
  Kingdom Statutory rate                                            7            9          8
Reduction in valuation allowance relating to utilization
  of NOL carry forwards and other deferred tax assets              (6)          (7)       (18)
Release of valuation allowance                                     --           (7)        --
Amortization of negative goodwill                                  (2)          (1)        (1)
Other--net (primarily cost basis differences on property,

  plant and equipment)                                             (3)         (10)        (9)
                                                                  ---         ----        ---
Effective tax rate                                                 27%          15%        13%
                                                                   ==           ==         ==

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes recorded at the applicable statutory rates where the Company's operations are located. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                               December 31
                                  ------------------------------------
                                         1998               1997
                                  -----------------  -----------------
Deferred tax assets:
     Fixed assets                   $      478         $    1,339
     Net operating assets                8,667              9,423
     Other                               3,811              3,313

Valuation allowance                    (11,148)           (12,187)
                                    ----------         ----------
Deferred tax assets                      1,808              1,888
                                    ----------         ----------
Deferred tax liabilities                   242                220
Net deferred tax assets             $    1,566         $    1,668
                                    ==========         ==========

     A valuation allowance has been provided against the net deferred tax assets for financial reporting purposes in respect of temporary differences and net operating loss carryforwards. These deferred tax assets primarily relate to existing net operating losses and basis differences that arose as part of the June 15, 1993 acquisition. Certain of these net operating losses and future tax deductions are subject to limitations under foreign tax law which are described further below. When the deferred tax assets from the acquisition are realized, the Company records a reduction in the current year income tax expense equal to the valuation reserve which has been realized. In addition, as a result of continuing profitability in the U.S., the valuation allowance has been reduced by $1.6 million and $1.9 million at December 31, 1998 and 1997, respectively, to recognize deferred tax assets expected to be utilized in the next two years.

     At December 31, 1998, the Company had net operating loss carryforwards ("NOLs") of approximately $1.5 million for U.K. tax purposes. There is no expiration date for these losses. In addition, the Company had approximately $17.0 million of NOLs for foreign income tax purposes, of which $14.3 million will be allowable against national taxes and $2.7 million will be allowable against local trade taxes. The NOL deductions in the U.S. are limited under
Section 382 of the Internal Revenue Code to $0.6 million per year expiring in 2007. The Company and its subsidiaries file for group relief or consolidated tax returns in the jurisdictions where available.

     The Company has not provided for taxes on undistributed foreign earnings since the Company intends to reinvest these earnings in the future growth of the business.

13.   Pension and Other Postretirement Benefits

     The Company operates four defined benefit plans in the United States, Germany and Japan. The plans are generally funded in advance by contributions from members at levels set in the rules, and from the Company at rates assessed by each plan's professionally qualified actuaries. Plan assets consist principally of corporate and government bonds and common stocks.

                                                                Pension Benefits                     Other Benefits
                                                                ----------------                     --------------
                                                            1998                1997             1998              1997
                                                            ----                ----             ----              ----
                                                                         (U.S. dollars in thousands)
Change in benefit obligation
Benefit obligation beginning of year                        $14,082             $15,154           $ 911            $ 943
Service cost                                                    493                 340               5                6
Interest cost                                                   884                 868              59               63
Actuarial (gain)/loss                                           506                (230)           (209)             (46)
Benefits paid                                                  (752)               (741)           (120)             (55)
Special termination benefits                                     --                  --             283
Exchange rate changes                                           844              (1,309)             --               --
                                                                 --             -------           -----            -----
Benefit obligation at end of year                           $16,057             $14,082           $ 929            $ 911
                                                            -------             -------           -----            -----

Change in plan assets

                                                                Pension Benefits                     Other Benefits
                                                                ----------------                     --------------
                                                            1998                1997             1998              1997
                                                            ----                ----             ----              ----
                                                                         (U.S. dollars in thousands)
Fair value of plan assets at beginning of year              $ 5,189             $ 5,207              --               --
Actual return on plan assets                                    343                 314              --               --
Employer contributions                                          275                  25             120               55
Benefits paid                                                  (501)               (321)           (120)             (55)
Exchange rate changes                                            13                 (36)             --               --
                                                            -------             -------           -----            -----
Fair value of plan assets at end of year                    $ 5,319             $ 5,189              $0               $0
                                                            -------             -------           -----            -----
Reconciliation of funded status
Funded status                                               (10,738)             (8,893)           (929)            (911)
Unrecognized actuarial (gain)/loss                             (190)               (995)            (40)             178
Unrecognized net asset                                          186                 449              --               --
Accumulated other comprehensive income                          (43)                (43)             --               --
                                                            -------             -------           -----            -----
Accrued benefit cost                                       ($10,785)             (9,482)           (969)            (733)
                                                            -------             -------           -----            -----

Additional year-end information for plans with
benefit obligations in excess of plan assets
Benefit obligation                                           15,139              13,139             929              911
Fair value of plan assets                                     4,390               4,225

Additional year-end information for plans with
accumulated benefit obligations in excess of plan
assets
Projected benefit obligation                                 15,139              13,139             929              911
Accumulated benefit obligation                               14,027              12,215             929              911
Fair value of plan assets                                     4,390               4,225

Components of net periodic benefit cost
Service cost                                                    493                 340               5                6
Interest cost                                                   884                 868              59               63
Expected return on plan assets                                 (345)               (333)
Amortization of transitional (asset) or obligation               31                 (37)
Recognized actuarial (gain) or loss                              (2)                (10)              9               15
                                                                 --                 ---             ---              ---
Net periodic benefit cost                                     1,061                 828              73               84
                                                            -------                 ---             ---              ---

Additional (gain) or loss recognized due to:
Special termination benefits                                    --                  --              283               --

Weighted average assumptions as of December 31
Discount rate                                                  5.93%               6.31%           6.75%             7.0%
Rate of increase in compensation levels                        2.40%               2.45%             --               --
Expected long-term rate of return on assets                    6.87%               7.09%             --               --

     In addition to the Company's defined benefit pension plans, the Company's U.S. subsidiary provides health care and life insurance benefits for certain retired employees, and life insurance benefits for certain active employees. The health care and life insurance plans are non-contributory and the health care plan contains other cost-sharing features such as deductibles and coinsurance.

     The annual assumed health care cost trend is 8% for the year subsequent to December 31, 1998 and is assumed to decrease to 6% and remain at that level thereafter. The effect of a 1% annual increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation and the aggregate of the annual service and interest costs by approximately 2.7%.

14.  Contingencies

     The Company remains involved in cleanup efforts at other Company owned site. The Company's estimate at December 31, 1998 of the total anticipated cost of the cleanup efforts is $3.0 million of which $1.2 million has been spent as of December 31, 1998. Remaining accrued cleanup costs total $1.8 million of which $0.5 million and $1.3 million are classified in the consolidated financial statements as short-term and long-term accrued liabilities, respectively. The liability was reduced by $.4 million in 1998.

     Because of the uncertainties relating to remediation activities, the future expenditures to remediate the currently identified sites could be higher than the accrued liability. Although it is difficult to assess the final outcome related to environmental exposures, management believes that these liabilities are fully accrued for in the accompanying consolidated financial statements.

15.  Segment Information

     In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that companies report information about operating segments, geographic areas, and major customers.

     The Company operates exclusively in the hydraulics industry. Substantially all revenues result from the sale of hydraulics products. The Company's reportable segments are based on geographic area. The accounting policies of the operating segments are the same as described in Note 3. Sales are determined based on the country of origin. The Company evaluates the performance of its operating segments based on operating profit after elimination of profits on transfers between geographic area.

     A summary of the Company's operations by geographic area follows:

                                                   1998              1997             1996
                                                   ----              ----             ----
     Sales to unaffiliated companies:

              United Kingdom                      $10,172           $11,248          $10,037
              France                               17,215            15,762           16,361
              Germany                              12,450            11,717           13,631
              Rest of Europe                       35,964            29,496           31,150
                                                ---------         ---------         --------
                       Total Europe                75,801            68,223           71,179

              United States                        45,170            50,097           48,065
              Canada                                8,055             7,342            5,667
                                                ---------         ---------         --------
                       Total N. America            53,225            57,439           53,732

              Asia-Pacific                         16,227            22,726           23,238
                                                ---------         ---------         --------

                       Total consolidated        $145,253          $148,388         $148,149
                                                =========         =========         ========

     Transfers between geographic area:

              United Kingdom                     $    143          $    164         $    180
              France                               27,357            23,193           23,614
              Germany                              17,118            15,329           18,453
              Rest of Europe                          214               250              325
                                                ---------         ---------         --------
                       Total Europe                44,832            38,936           42,572

              United States                        11,557            13,647           12,829
              Canada                                    0                 0                0
                                                ---------         ---------         --------
                       Total N. America            11,557            13,647           12,829

              Asia-Pacific                             69               108              255
                                                ---------         ---------         --------

                       Total transfers             56,458            52,691           55,656
                       Eliminations               (56,458)          (52,691)         (55,656)
                                                ---------         ---------         --------

                       Total consolidated       $       0        $        0         $      0
                                                =========        ==========         ========

     Depreciation expense:

              United Kingdom                    $     122        $      154         $    137
              France                                1,480             1,468            1,189
              Germany                                 394               326              213
              Rest of Europe                          342               217              227
                                                ---------         ---------         --------
                       Total Europe                 2,338             2,165            1,766


                                                   1998              1997             1996
                                                   ----              ----             ----

              United States                         1,046               912              854
              Canada                                   18                14                0
                                                ---------         ---------         --------

                       Total N. America             1,064               926              854

              Asia-Pacific                            301               291              261
                                                ---------         ---------         --------

                       Total consolidated       $   3,703         $   3,382         $  2,881
                                                =========         =========         ========

     Operating income:
              United Kingdom                    $   2,428         $   2,309         $    559
              France                                7,442             5,475            4,975
              Germany                               2,724             1,049            2,728
              Rest of Europe                        3,071             1,403            1,898
                                                ---------         ---------         --------
                      Total Europe                 15,665            10,236           10,160

              United States                         5,183             7,873            5,139
              Canada                                  961               713              197
                                                ---------         ---------         --------
                      Total N. America              6,144             8,586            5,336

              Asia-Pacific                           (501)            1,940            2,005
                                                ---------         ---------         --------

                      Total consolidated        $  21,308         $  20,762         $ 17,501
                                                =========         =========         ========


     Identifiable assets:
              United Kingdom                    $   9,211         $  10,098         $  4,872
              France                               33,035            23,766           20,028
              Germany                              17,615            13,311           10,534
              Rest of Europe                       36,308            14,791           18,634
                                                ---------         ---------         --------
                       Total Europe                96,169            61,966           54,068

              United States                        29,007            27,059           20,900
              Canada                                3,950             3,788            2,861
                                                ---------         ---------         --------
                       Total N. America            32,957            30,847           23,761

              Asia-Pacific                         14,331            14,680           15,897
                                                ---------         ---------         --------
                       Total consolidated       $ 143,457         $ 107,493         $ 93,726
                                                =========         =========         ========

                                   SCHEDULE II

                            DENISON INTERNATIONAL PLC

                        VALUATION AND QUALIFYING ACCOUNTS

                                                                  Additions
                                                         -------------------------
                                           Balance at     Charged to     Charged to                    Balance at
                                           beginning of   costs and      other          Deductions     end of
                                           period         expenses       accounts       (write-offs)   period
                                           ------         --------       --------       ------------   ------

Description


Allowance for bad and doubtful debts
     Year ended December 31, 1996            2,670             692           12  (a)          (836)        2,538
     Year ended December 31, 1997            2,538           1,291         (210) (a)          (532)        3,087
     Year ended December 31, 1998            3,087             261           62  (a)        (1,015)        2,395

(a)   Exchange adjustment